UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
In the Matter of	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT File No. ___-_______
Deutsche Bank AG Taunusanlage 12 60325 Frankfurt am Main, Germany
Deutsche Investment Management Americas Inc. 345 Park Avenue New York, NY 10154
Deutsche Asset & Wealth Management International GmbH Mainzer Landstrasse 178-190 60327 Frankfurt am Main, Germany
Deutsche Investments Australia Limited Deutsche Bank Place, Level 16 CNR Hunter and Phillip Streets Sydney, NSW 2000
RREEF America L.L.C. 222 South Riverside Plaza Chicago, IL 60606
Deutsche Alternative Asset Management (Global) Limited Winchester House 1 Great Winchester Street London, United Kingdom EC2N 2DB
DBX Advisors LLC 345 Park Avenue New York, NY 10154
DBX Strategic Advisors LLC 345 Park Avenue New York, NY 10154
DeAWM Distributors, Inc. 222 South Riverside Plaza Chicago, IL 60606

Harvest Global Investments Limited 31/F One Exchange Square 8 Connaught Place Central, Hong Kong

DB Group Services (UK) Ltd. 23 Great Winchester Street London, EC2P 2AX United Kingdom

I.	Introduction and Summary of Application
Deutsche Investment Management Americas Inc. (“DIMA”), Deutsche Asset & Wealth Management International GmbH (“DeAWMI”), Deutsche Investments Australia Limited (“DIAL”), RREEF America L.L.C. (“RREEF”), Deutsche Alternative Asset Management (Global) Limited (“DAAM Global”), DBX Advisors LLC (“DBX Advisors”), DBX Strategic Advisors LLC (“DBX Strategic Advisors”), DeAWM Distributors, Inc. (“DDI”), Harvest Global Investments Limited (“Harvest”) and DB Group Services (UK) Ltd. (the “Settling Firm”)  (collectively, other than the Settling Firm, the “Fund Servicing Applicants” and, together with the Settling Firm, the “Applicants”), and Deutsche Bank AG, each hereby submits this application (“Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of the proceeding United States v. DB Group Services (UK) Ltd., No. 3:15-cr-62 (D. Conn.), involving the Settling Firm.
As set forth below, the Fund Servicing Applicants collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to 148 management investment companies registered under the Act or series thereof (“Funds”) and as principal underwriter (as defined in Section 2(a)(29) of the Act) to 100 open-end registered investment companies under the Act (“Open-End Funds”).1  While the Settling Firm does not serve, and no existing company of which the Settling Firm is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) (other than the Fund Servicing Applicants) currently serves as an investment adviser or depositor of any investment company registered under the Act, employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter for any open-end registered investment company under the Act, unit investment trust registered under the Act

[1]	None of Applicants acts as investment adviser, depositor or principal underwriter to investment companies that have elected to be treated as business development companies under the Act, registered unit investment trusts or registered face-amount certificate companies.

(“UIT”), or face-amount certificate company registered under the Act (“FACC”) (all such activities, collectively, “Fund Service Activities”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the “Covered Persons”).2 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.
II.	Background
A.	Applicants
Deutsche Bank AG is a stock corporation organized under the laws of Germany.  Together with the entities in which it has a controlling interest, Deutsche Bank AG is a global provider of a full range of corporate and investment banking, private clients and asset management products and services.
DIMA, a corporation organized under the laws of Delaware, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). It provides investment advisory and management services to the Funds listed on Part 1-A of Annex A, and investment sub-advisory and management services to the Funds listed on Part 1-B of Annex A.
DeAWMI, a limited liability company organized under the laws of Germany, is a wholly owned indirect subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment advisory and management services to the Funds listed on Part 2-A of Annex A. and investment sub-sub-sub-advisory services to the Funds listed on Part 2-B of Annex A.
DIAL, a corporation organized under the laws of Australia, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment sub-sub-advisory and management services to the Funds listed on Part 3-A of Annex A and investment sub-sub-sub-advisory services to the Funds listed on Part 3-B of Annex A.
RREEF, a Delaware limited liability company, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to the Funds listed on Part 4-A of Annex A, and investment sub-sub-advisory services to the Funds listed on Part 4-B of Annex A.
DAAM Global, a UK limited company, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the

[2]	Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

Advisers Act. It provides investment sub-advisory and management services to the Funds listed on Part 5-A of Annex A, investment sub-sub-advisory and management services to the Funds listed on Part 5-B of Annex A, and investment sub-sub-sub-advisory services to the Fund listed on Part 5-C of Annex A.
DBX Advisors, a Delaware limited liability company, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act.  It provides investment advisory and management services to the Funds listed on Part 6 of Annex A.
DBX Strategic Advisors, a Delaware limited liability company, is an indirect wholly owned subsidiary of Deutsche Bank AG and is an investment adviser registered under the Advisers Act.  It provides investment advisory and management services to the Funds listed on Part 7 of Annex A.
DDI, a corporation organized under the laws of Delaware, is a wholly owned subsidiary of DIMA and is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It serves as principal underwriter for the Funds listed on Part 8 of Annex A.
Harvest, a Hong Kong limited company by shares, is the wholly owned subsidiary of a joint venture in which Deutsche Bank AG has an indirect minority interest.  Harvest provides investment sub-advisory services to the Funds listed on Part 9 of Annex A.
The Settling Firm, a UK limited company, is an indirect wholly owned subsidiary of Deutsche Bank AG.  It is a service company that employs London-based employees across Deutsche Bank AG’s businesses.  The Settling Firm does not serve as an investment adviser, principal underwriter, or depositor for any Fund.  The Settling Firm does not engage, has not engaged, and will not engage in Fund Servicing Activities.
B.	The Information, the Plea Agreement, and the Judgment
The Fraud Section of the Criminal Division and the Antitrust Division of the United States Department of Justice (together, the “Department of Justice”) filed, on April 23, 2015, a one-count criminal information (the “Information”) in the U.S. District Court for the District of Connecticut (the “District Court”) charging the Settling Firm with one count of wire fraud, in violation of Title 18, United States Code, Section 1343.3  The Information charges that between approximately 2003 and at least 2010 the Settling Firm engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by manipulating benchmark interest rates to which the profitability of those trades was tied.  The Information charges that, in furtherance of this scheme, on or about July 20, 2006, the Settling Firm transmitted, or caused the transmission of (i) an electronic chat between a submitter for the London Interbank Offered Rate for U.S. Dollar (“USD LIBOR”) employed by the Settling Firm and a derivatives trader employed by Deutsche Bank AG who was located

[3]	Information, United States v. DB Group Services (UK) Ltd., No. 3:15-cr-62 (D. Conn. Apr. 23, 2015).

in the United States at the time of the chat, (ii) a subsequent USD LIBOR submission from the Settling Firm to Thomson Reuters and (iii) a subsequent publication of a USD LIBOR rate through international and interstate wires.
Pursuant to a plea agreement, attached hereto as Annex B (the “Plea Agreement”), the Settling Firm entered a plea of guilty (the “Guilty Plea”) in the District Court relating to the conduct described therein (including the conduct described in any of the Exhibits thereto) (the “Conduct”).  In the Plea Agreement, the Settling Firm, among other things, has agreed (i) to work with Deutsche Bank AG in fulfilling the obligations described in the undertakings given by Deutsche Bank AG in connection with resolving investigations by certain other U.S. and non-U.S. regulatory agencies that have addressed the Conduct; (ii) to continue to cooperate fully with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice in a manner consistent with applicable law and regulations; and (iii) to pay a fine of $150 million.  The Applicants expect that the District Court will enter a judgment against the Settling Firm (the “Judgment”) that will require remedies that are materially the same as those set forth in the Plea Agreement.
In addition, the Department of Justice filed a two-count criminal information (the “Deutsche Bank AG Information”) in the District Court charging Deutsche Bank AG with one count of wire fraud, in violation of Title 18, United States Code, Section 1343, and one count of price-fixing, in violation of the Sherman Act, Title 15, United States Code, Section 1.  The Deutsche Bank AG Information charges that between approximately 2003 and at least 2010, Deutsche Bank AG engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by manipulating benchmark interest rates to which the profitability of those trades was tied.  The Deutsche Bank AG Information charges that in furtherance of this scheme, on or about July 20, 2006, Deutsche Bank AG transmitted or caused the transmission of (i) an electronic chat between a U.S. Dollar derivatives trader who was located in the United States at the time of the chat and a submitter for USD LIBOR, (ii) a subsequent USD LIBOR submission from Deutsche Bank AG to Thomson Reuters, and (iii) a subsequent publication of a USD LIBOR rate through international and interstate wires.  The Deutsche Bank AG Information also charges that from at least as early as 2008 through at least 2010, Deutsche Bank AG engaged in a combination and conspiracy that consisted of an agreement, understanding, and concert of action among Deutsche Bank AG and its co-conspirators, the substantial terms of which were to fix the price of derivatives products based on the London Interbank Offered Rate for Yen (“Yen LIBOR”) by fixing Yen LIBOR, a key component of the price thereof, on certain occasions.
Deutsche Bank AG entered into a deferred prosecution agreement with the Department of Justice on April 23, 2015 (the “Deferred Prosecution Agreement”) relating to submissions of USD LIBOR and certain other benchmark interest rates. In the Deferred Prosecution Agreement, Deutsche Bank AG has agreed, among other things, (i) to continue to cooperate fully with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice until the conclusion of all investigations and prosecutions arising out of the conduct described in the Deferred Prosecution Agreement; (ii) to retain an independent compliance monitor for three years, subject to extension or, at the sole discretion of the Department of Justice, early termination, to be selected by the Department of Justice from among qualified candidates proposed by Deutsche Bank AG; (iii) to further strengthen its internal controls as recommended by the monitor as well as required by certain other U.S. and non-U.S. regulatory agencies that have addressed the misconduct described in the Deferred Prosecution Agreement; and (iv) to the payment of $625 million.
The U.S. Commodity Futures Trading Commission (“CFTC”) entered an order on April 23, 2015 (the “CFTC Order”) on consent relating to the Conduct.  The CFTC Order requires Deutsche Bank AG to cease and desist from certain violations of the Commodity Exchange Act, to pay a fine of $800 million and to agree to certain undertakings.
The U.K. Financial Conduct Authority (“FCA”) entered a final notice on April 23, 2015 (the “FCA Final Notice”) relating to the Conduct and imposing a fine of £226.8 million.
The New York State Department of Financial Services (“DFS”) entered a consent order on April 23, 2015 (the “DFS Order”) relating to the Conduct.  The DFS Order requires Deutsche Bank AG to pay a civil monetary penalty of $600 million and to agree to certain undertakings.
Except as described in the last Paragraph of Section IV.E of the Application, the individuals at the Settling Firm and at any other Covered Person who were identified by the Settling Firm, Deutsche Bank AG or any U.S. or non-U.S. regulatory or enforcement agencies as being responsible for the Conduct have either resigned or have been terminated.  No Fund or Open-End Fund was a counterparty to any transaction with the Settling Firm related to the Conduct.4
III.	Application of Section 9 of the Act
Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct” as broker, dealer, bank, or investment adviser, among other things. Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any Affiliated Person of which is disqualified under the provisions of Section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,
(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities

[4]	Counsel for the Settling Firm has confirmed that the Settling Firm did not enter into any interest rate derivatives trade with a Fund or Open-End Fund.

of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person….
Taken together, Sections 9(a)(1) and 9(a)(3) would in the context of the Plea Agreement have the effect of precluding each Applicant from acting as an investment adviser, sub-adviser or depositor for any Fund, ESC or BDC subject to Section 9 or as a principal underwriter for any Open-End Fund, FACC or UIT. The Plea would result in a disqualification of each Applicant for ten years under Section 9(a)(3) because the Settling Firm is under common control with the other Applicants and thus an Affiliated Person. Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund, ESC or BDC subject to Section 9.
Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).5
IV.	Statement in Support of Application
In support of their position that the Commission should issue the Orders, Applicants assert that (i) the prohibitions of Section 9(a), if applied to the Fund Servicing Applicants, would be unduly or disproportionately severe and (ii) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to issue the Orders.  In support of this assertion, the Applicants assert the following:
A.	Limited Scope of the Misconduct
The Conduct did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser or depositor to any Fund, ESC, or BDC or in the capacity of principal underwriter for any Open-End Fund, UIT or FACC.  The Conduct similarly did not involve any Fund, ESC, or BDC with respect to which the Fund Servicing Applicants engaged in Fund Service Activities.  The effect of the statutory bar under Section 9(a) upon the Fund Servicing Applicants would result in material economic losses, and the operations of the Funds would be disrupted as they sought to engage new

[5]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

advisers and distributors.  Barring the Fund Servicing Applicants from providing Fund Service Activities as the result of the manipulation and attempted manipulation of certain interest-rate benchmarks, in which the Fund Servicing Applicants played no part, would be an unduly severe and disproportionately harsh result.
Moreover, Deutsche Bank AG has undertaken significant remedial measures in response to the Conduct, and has agreed to further undertakings pursuant to its settlements with the Department of Justice, the CFTC and the DFS, as described below in Section IV.F.  Given these remedial measures, it would not be against the public interest or protection of investors to issue the Orders.
The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”6 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not even remotely related to the manager’s or distributor’s activities.  Here, the Fund Servicing Applicants did not engage in the Conduct, and depriving the Funds of the Applicants as their advisers and distributors because of the activities of the Settling Firm would be an unduly severe result, both for the Applicants’ financial position and for the shareholders of the Funds, who would be deprived of the knowledge and expertise of key service providers.  In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.
As a result of the foregoing, the conduct of the Fund Servicing Applicants has not been such to as to make it against the public interest or the protection of investors to grant the Application.
B.	Hardships on the Funds and Their Shareholders
The inability of DIMA, DeAWMI, DIAL, RREEF, DAAM Global, DBX Advisors, DBX Strategic Advisors and Harvest (the “Adviser Applicants”) to continue providing advisory and sub-advisory services to Funds would result in such Funds and their shareholders facing potential hardship.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds.  Those services include, among other things,

[6]	Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

the oversight of a Fund’s investment program, selection of securities and broker-dealers, back-office services, coordination with fund service providers, and reports to a Fund’s board of directors or trustees. Many Applicants have longstanding relationships with the Funds and each Adviser Applicant has developed a familiarity and expertise with a particular Fund’s operations; replacing the Adviser Applicants with another adviser would result in inefficiencies and potential investment losses during a transition period. Further, a replacement adviser may not be willing to provide the same services for the same fees that an Adviser Applicant currently provides.
Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser.  The costs of obtaining such approvals could be substantial and would include: (1) the costs of identifying a suitable successor investment adviser or sub-adviser; (2) the costs of calling a special meeting of the boards of directors/trustees of the Funds; (3) the costs of preparing, printing and mailing proxy materials to all shareholders; (4) the cost of actively soliciting shareholder proxies and tabulating those proxies; and (5) the costs of holding the shareholder meetings.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders, which would be a disproportionately severe consequence given that the Fund Servicing Applicants were not involved in the Conduct.
Moreover, shares of the Funds are held by participants in many defined contribution plans. Disqualifying the Adviser Applicants could result in disproportionately severe hardship to these participants, as defined contribution plans often have only a few or only one investment option per asset class, and participants may not be able to switch to a suitable replacement fund. Plan trustees also would incur additional time and expense in selecting a replacement Fund. The prohibitions of Section 9(a) could therefore harm defined contribution plan participants disproportionately compared to the harm caused to shareholders outside of such a plan.
Similarly, the inability of DDI (the “Underwriter”) to continue to serve as principal underwriter to Funds would result in potential hardship to such Funds and their shareholders.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Underwriter because to do so would deprive the shareholders of those Funds of services they selected in investing in the Funds. In addition, the Funds would have to expend time and other resources to engage substitute principal underwriters, which would not, in any event, be able to replicate the selling network established by the Underwriter.  The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

C.	Adverse Effect on Fund Servicing Applicants
If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds now and/or in the future, and were unable to obtain the requested exemption, the effect on their businesses and employees would be unduly and disproportionately severe. The Adviser Applicants have committed substantial resources to establishing expertise in advising and sub-advising Funds. Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer.  Prohibiting the Adviser Applicants from providing advisory or sub-advisory services to the Funds would not only adversely affect their business, but would also adversely affect their employees that are involved in these activities.  The Fund Servicing Applicants employ numerous employees who are involved in the provisions of advisory and underwriting services to the Funds.  Taken together with fund administration employees, who would be similarly affected, over 500 employees of the Fund Servicing Applicants would be impacted.  The Adviser Applicants also have committed an extensive amount of capital to support their advisory and sub-advisory business. For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicants would be unduly and disproportionately severe.
Similarly, if the Underwriter was barred under Section 9(a) from continuing to provide underwriting services to the Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. The Underwriter has committed substantial resources to establishing expertise in underwriting the securities of Funds. Prohibiting the Underwriter from serving as principal underwriter to the Funds would not only adversely affect its current business, but also its employees that are involved in these activities. The Underwriter has committed an extensive amount of capital to support its underwriting activities. For these reasons, the imposition of the Section 9(a) disqualification on the Underwriter would be unduly and disproportionately severe.
In addition, if the Fund Servicing Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, it could also have an adverse impact on their businesses.
Finally, disqualifying the Fund Servicing Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that the Fund Servicing Applicants were not involved in the Conduct and taking into account the remedial actions that the Settling Firm and Deutsche Bank AG have taken and will take to address the Conduct.
D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities
The Conduct did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, or principal underwriter for any Fund.  Additionally, the Conduct did not involve any Fund for which a Fund Servicing Applicant provided

Fund Service Activities.  The Settling Firm does not serve in any of the capacities described in Section 9(a) of the Act.  Therefore, the Applicants believe that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from Section 9(a).
E.	No Involvement of Applicants’ Personnel
Applicants represent that (i) none of the current or former directors, officers or employees of the Fund Servicing Applicants had any knowledge of, or had any involvement in, the Conduct;7 (ii) except as set out in the last paragraph of this Section IV.E, no current or former employee of the Settling Firm or of any Covered Person who previously has been or who subsequently may be identified by the Settling Firm, Deutsche Bank AG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant or of any other Covered Person; (iii) no employee of the Settling Firm or of any Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act;8 and (iv) because the personnel of the Fund Serving Applicants did not have any involvement in the Conduct, shareholders of the Funds were not affected any differently than if the Funds had received services from any other non-affiliated investment adviser or principal underwriter.
Deutsche Bank AG has taken all possible steps, consistent with German and other relevant foreign employment law, to terminate the employment of all individuals responsible for the Conduct.  With two exceptions described below, none of the employees determined to be responsible for the Conduct remains employed at Deutsche Bank AG.
During the initial phase of its internal investigation, Deutsche Bank AG swiftly terminated the two employees most extensively involved in and responsible for the Conduct, including the Global Head of Money Market and Derivatives Trading.  Deutsche Bank AG then terminated five benchmark submitters in its Frankfurt office, including the Head of Global Finance and Foreign Exchange in Frankfurt.  Four of these employees successfully challenged their termination in German court, as described below, and one employee entered into a separation agreement with Deutsche Bank AG after initially indicating that he would challenge the termination decision.  Deutsche Bank AG has terminated four additional responsible individuals, including the London Head of Global Finance, and a further eight responsible individuals left Deutsche Bank AG before any disciplinary action was taken.
Four employees who were terminated for cause brought suit under employee-friendly German labor and employment laws.  Although Deutsche Bank AG

[7]	In the course of a lengthy investigation, counsel for the Settling Firm reviewed the employment history of every employee involved in the Conduct and has determined that none were employed by the Fund Servicing Applicants.

[8]	Counsel’s review, noted in footnote 7, has further determined that none of the employees involved in the Conduct had any involvement in Fund Servicing Activities.

vigorously defended the terminations, a German labor court ordered Deutsche Bank AG to reinstate the employees.  The ruling was not stayed pending appeal, and so Deutsche Bank AG placed the employees in new, non-risk-taking positions, even though the German court twice fined Deutsche Bank AG for failing to place them in roles equivalent to those they had held before their termination.  Under the court’s direction, Deutsche Bank AG agreed to mediate the employee labor disputes and reached settlements with the four employees.  Pursuant to the court-mediated settlements, the two more senior employees will remain on paid leave through the end of 2015 and then will have no association with Deutsche Bank AG.  The two more junior employees have returned to Deutsche Bank AG in non-risk-taking roles and have no involvement in Deutsche Bank AG’s registered investment company business or the setting of interest rate benchmarks.  The Applicants represent that these two employees (a) will not serve in risk-taking roles or the roles in which they served during the Conduct; (b) will not be employed by the Covered Persons relying on the relief or otherwise involved in the Fund Service Activities; and (c) will not be in a compliance monitoring role or have any influence over policy-making concerning the Fund Service Activities.  Deutsche Bank AG will take action to terminate any additional employee who is determined to have been responsible for the Conduct.
F.	Remedial Actions to Address the Misconduct
1.	Prior Remedial Actions
Even before reaching the settlements reflected in the Plea Agreement, the Deferred Prosecution Agreement, the CFTC Order, the FCA Final Notice, and the DFS Order, Deutsche Bank AG has taken significant remedial actions to address the misconduct and ensure that this type of conduct does not recur.  As discussed in the last Paragraph of Section IV.E above, Deutsche Bank AG has taken steps to ensure that the employment of those responsible for the conduct has been terminated.
Deutsche Bank AG’s remediation efforts have gone well beyond its termination and discipline of wrongdoers. Among other things, Deutsche Bank AG has committed itself to designing and implementing an enhanced, industry-leading control framework for interbank offered rate (“IBOR”) submissions.  This effort has progressed in stages, as new guidance has emerged from regulators and as Deutsche Bank AG has learned more about the points of potential vulnerability in the submission, administration, and use of IBORs and other benchmarks.  While Deutsche Bank AG’s systems and controls continue to evolve as the new control framework is refined and expanded to embrace all benchmark- and index-related activity, the current regime already addresses all requirements imposed by regulators (including requirements imposed by the Department of Justice and the CFTC in their prior IBOR settlements).
Deutsche Bank AG’s current systems and controls for London Interbank Offered Rate (“LIBOR”),9 European Interbank Offered Rate (“EURIBOR”), and Tokyo

[9]	As used in this section, “LIBOR” refers to the benchmarks for all currencies for which Deutsche Bank AG is a panel member.

Interbank Offered Rate (“TIBOR”) submissions, like other important control frameworks within the Bank, operate on a “three lines of defense” model. The first line of defense is supervision within the business unit where the submissions are made (sometimes called the “front office”).  As described below, Deutsche Bank AG has made key changes in who makes the submissions and how they are made in order to minimize the potential for conflict of interest and ensure the integrity of submissions within this first line of defense.  Most critically, there is now a complete segregation of duties between traders and submitters, and the two are physically separated from one another.
The second line of defense comprises the control functions that monitor the first line of defense. To ensure dedicated control oversight with real expertise concerning benchmarks and indices in particular, Deutsche Bank AG has created a bespoke control function called the Benchmark and Index Control Group. This group, which is an independent control function housed in Market Risk Management, was formed specifically to monitor benchmark submissions. The Benchmark and Index Control Group’s oversight is supplemented by Compliance, which provides training, reviews communications, investigates complaints, and provides on-site physical monitoring.
The third line of defense is Internal Audit (referred to at Deutsche Bank AG as “Group Audit”), which audits the LIBOR, EURIBOR, and TIBOR submission processes semi-annually.  Here too, Deutsche Bank AG has created a bespoke audit team, the Benchmark Submissions Audit Team, dedicated exclusively to the audit coverage for benchmarks and indices, including LIBOR, EURIBOR, and TIBOR. An annual external audit is also conducted for LIBOR and EURIBOR by an independent public accounting firm.
Above these three “lines of defense” Deutsche Bank AG has created a governance body, the Benchmark and Index Committee, that is chaired by the independent control functions (the second line of defense) and includes representatives of the front office and Group Audit.  The Benchmark and Index Committee sets global strategy for all benchmark- and index-related controls at Deutsche Bank AG, including, for example, decisions on whether to join or withdraw from submission panels, and ensures that all such activity, and the controls surrounding it, are appropriately resourced and monitored.  The Benchmark and Index Committee also serves as the ultimate escalation point for any material issues.
Importantly—applying lessons learned broadly across the bank—the remit of the Benchmark and Index Control Group and its governance body, the Benchmark and Index Committee, is not limited to LIBOR, EURIBOR, and TIBOR, nor indeed to IBORs, but extends to all benchmarks and indices in which the Bank participates as a submitter, user, or administrator. For each, following a rigorous risk assessment process, a control framework has been or will be developed that is calibrated to the risk presented by the particular benchmark or index and the Bank’s participation in it.
The key insight emerging from historical IBOR-related misconduct is that the submission process must not be tainted by conflicts of interest that might create incentives for a submission to be based on anything other than a bank’s honest application of the relevant benchmark definition.  At the same time, those applying the definition must have the requisite expertise to do so, and those with the greatest expertise are often those with the greatest conflict of interest.
To balance these competing considerations, Deutsche Bank AG has transferred the submission process to the Commercial Paper (“CP”) desk within Global Liquidity Management (“GLM”).  The CP desk has expertise in the relevant money markets, but it does not trade in interest-rate derivatives for purposes other than hedging or liquidity management (and even this trading is exceedingly limited—no trades in the past two years—and requires supervisory pre-approval), and none of the submitters’ compensation is linked to the performance of those instruments.  The CP desk is physically walled off from the cash traders. As a result, the submitters have no incentive to manipulate IBORs and are physically segregated from those who may have such an incentive.
A further vulnerability of the historical control framework at Deutsche Bank AG (and other banks) was the absence of specific standards, guidelines, policies, and training directed to IBOR submissions and related activities, as opposed to generalized prohibitions against market manipulation, sharing of confidential bank information, and the like. Again, Deutsche Bank AG has closed this gap through a multi-faceted set of governing documents and training programs.
In contrast to the period under investigation, there are now detailed, regulator-endorsed Codes of Conduct for LIBOR, EURIBOR, and TIBOR, which describe in detail the obligations of panel banks, and to which submitters, reviewers, and supervisors must attest their compliance annually. In addition to these external Codes of Conduct, Deutsche Bank AG employees are subject to further internal requirements.  First, Deutsche Bank AG’s Global Benchmark Policy, which applies to all employees in all businesses, sets forth the baseline rules of engagement for participation in all benchmark-related activities—as submitter, administrator, or user—anywhere in the world.
Second, for LIBOR, EURIBOR, and TIBOR, Deutsche Bank AG has promulgated specific, detailed guidelines for submitters and their supervisors detailing regulatory requirements, processes, Key Operating Procedures, roles and responsibilities applying to all three lines of defense, expected norms, and prohibited behavior, including with respect to conflicts of interest and inappropriate internal or external communications.  Finally, Deutsche Bank AG recently promulgated Control Standards for benchmark and index activity.  This detailed documentation is supported by mandatory, periodic training, conducted or overseen by Compliance, for all employees involved in benchmark submissions as a submitter, reviewer, supervisor, or GLM staff member.
While Deutsche Bank views the requirements of settlements the Department of Justice and the CFTC have entered into with other banks for IBOR-related offenses as the floor, not the ceiling, for the standards it sets for itself, it has been careful to ensure that the new control framework meets each and every one of those requirements.
2.	Prospective Remedial Undertakings
In addition, Deutsche Bank AG and the Settling Firm have agreed to various undertakings pursuant to its agreements with regulators.  The Settling Firm has agreed to comply with several undertakings pursuant to the Plea Agreement, including, among other things, the following: (i) working with Deutsche Bank AG in fulfilling the obligations described in the undertakings given by Deutsche Bank AG in connection with resolving investigations by certain other U.S. and non-U.S. regulatory agencies that have addressed the Conduct; (ii) continuing to cooperate fully with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice in a manner consistent with applicable law and regulations; and (iii) the payment of a fine of $150 million.
Deutsche Bank AG has agreed to comply with several undertakings pursuant to the Deferred Prosecution Agreement, including, among other things, the following: (i) continuing to cooperate fully with the Department of Justice and any other law enforcement or government agency designated by the Department of Justice until the conclusion of all investigations and prosecutions arising out of the conduct described in the Deferred Prosecution Agreement; (ii) retaining an independent compliance monitor for three years, subject to extension or, at the sole discretion of the Department of Justice, early termination, to be selected by the Department of Justice from among qualified candidates proposed by Deutsche Bank AG; (iii) further strengthening its internal controls as recommended by the monitor as well as required by certain other U.S. and non-U.S. regulatory agencies that have addressed the misconduct described in the Deferred Prosecution Agreement; and (iv) the payment of $625 million.
In the Deferred Prosecution Agreement, the Department of Justice has acknowledged Deutsche Bank AG’s ongoing cooperation. The Deferred Prosecution Agreement notes that Deutsche Bank AG, among other things, (i) conducted an internal investigation and cooperated with authorities; (ii) disclosed much of the misconduct described in the Deferred Prosecution Agreement and the Exhibits thereto; (iii) collected, analyzed and organized voluminous evidence and information in a way that saved the Department significant resources; and (iv) assisted and facilitated interviews of current and former employees, including foreign employees.  The Deferred Prosecution Agreement also acknowledges that Deutsche Bank AG has significantly expanded and enhanced its legal and regulatory compliance program and taken extensive steps to remediate the misconduct. The Deferred Prosecution Agreement further notes that Deutsche Bank AG and its subsidiaries have agreed to continue to cooperate with the Department of Justice and, at the request of the Department of Justice, with other domestic and foreign law enforcement authorities, in any ongoing investigation of Deutsche Bank AG and any of their current and former officers, directors, employees and agents relating to the manipulation, attempted manipulation or interbank coordination of benchmark interest rate submissions.

In the CFTC Order, the CFTC ordered Deutsche Bank AG to do the following: (i) cease and desist from violating Sections 6(c), 6(d), and 9(a)(2) of the CEA; (ii) pay a civil monetary penalty of $800 million; and (iii) agree to a series of undertakings, including undertakings designed to ensure the integrity and reliability of Deutsche Bank AG’s benchmark interest-rate submissions by, among other things, basing submissions on observed market transactions, separating benchmark submitters and traders, monitoring the submissions process, recording submitter and trader communications, improving submitter training, and making regular reports to the CFTC.  Deutsche Bank AG has already taken steps to implement many of these expected undertakings, which are similar to the undertakings agreed to by panel banks in prior LIBOR settlements with the CFTC, pursuant to the remedial measures described above in Section IV.F.1.
The FCA has imposed a fine of £226.8 million.
In the DFS Order, DFS ordered Deutsche Bank AG to pay a civil monetary penalty of $600 million and to comply with certain undertakings, including engaging an independent monitor for a period of two years that will conduct a comprehensive review of compliance programs, policies, and procedures with respect to the business activities discussed within the DFS Order, submit a written plan to improve and enhance management oversight of compliance program, policies, and procedures, and oversee the implementation of corrective measures.
As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.
G.	Actions Taken with Respect to the Funds
To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practicable, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors (“Boards”) of the Funds for which the Applicants serve as investment adviser, investment sub-adviser or principal underwriter, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, describing the circumstances that led to the Plea, as well as any impact on the Funds and this Application. The Applicants undertake to provide such Funds’ Boards with all information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Judgment as entered by the District Court.
H.	Applicants’ Prior Section 9(c) Orders
Bankers Trust Company (“BT”) and its affiliates, which included Deutsche Bank AG as of June 4, 1999, obtained an exemptive order under Section 9(c) in

2000.10 The application was submitted because of a three-count felony information (“BT Information”) filed by the U.S. Attorney for the Southern District of New York alleging violations of Title 18, United States Code, Section 1005.  The BT Information charged BT with making false entries on its books and records as a result of the conduct of certain employees in BT’s processing services businesses from 1994 through 1996. The conduct involved the transfer to reserve accounts and to income of aged credit items that should have been paid to customers, other third parties, or state abandoned property authorities. BT pleaded guilty to the charges in the Information pursuant to a written cooperation and plea agreement.
Deutsche Bank Securities Inc. (“DBSI”) and its affiliates obtained an exemptive order under Section 9(c) in 2006 because of an injunction imposed against DBSI for certain violations of Section 17(b) of the Securities Act, certain Conduct Rules of the National Association of Securities Dealers and certain Rules of the New York Stock Exchange.11  The injunction relates to: (i) acts and practices that created or maintained inappropriate influence by DBSI’s investment banking business over the research analysts in DBSI’s research department and (ii) DBSI’s failure to produce an e-mail that the Commission had sought to examine during its investigation of DBSI’s research and investment banking practices.
DBSI and its affiliates obtained an exemptive order under Section 9(c) in 2009 because of an injunction imposed against DBSI relating to certain alleged violations of Section 15(c) of the Exchange Act.12  The injunction relates to allegations that DBSI (i) marketed auction rate securities as highly liquid investments comparable to cash or money market instruments and (ii) sold auction rate securities to customers without adequately disclosing the risks involved in purchasing such securities.
Because these previously obtained Section 9(c) orders were necessitated by actions involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted.  Rather, this Application should be evaluated on its own terms, and granted for the reasons discussed above.

[10]	Bankers Trust Company (Temporary Order) IC-23737; 812-11532 (March 12, 1999); Bankers Trust Company, et al. (Notice of Application) IC-23817 (April 29 1999); Bankers Trust Company, et al. (Extension of Temporary Order and Notice of Application) IC-23828 (May 7, 1999); Bankers Trust Company, et al. (Order Extending Temporary Exemption) IC-24125 (November 4, 1999); Bankers Trust Company, et al. (Order Extending Temporary Exemption) IC-24333 (March 8, 2000); Bankers Trust Company, et al. (Permanent Order) IC-24554 (July 10, 2000).

[11]	Deutsche Investment Management Americas, Inc., et al. (Notice of Application and Temporary Order) IC-26620; 812-13124 (September 24, 2004); Deutsche Investment Management Americas, Inc. et al. (Permanent Order) IC-27496 (September 25, 2006).

[12]	Deutsche Bank Securities Inc., et al. (Notice of Application and Temporary Order), IC-28763; 812-13664 (June 9, 2009); Deutsche Bank Securities Inc., et al. (Permanent Order) IC-28811 (July 7, 2009).

I.	Applicants’ Conditions
The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:
1.	Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.
2.	Except as set out in the last paragraph of Section IV.E of the Application, neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm, Deutsche Bank AG, or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, without first making a further application to the Commission pursuant to Section 9(c).
3.	Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such later date as may be contemplated by the Plea Agreement, the Deferred Prosecution Agreement, the CFTC Order, the FCA Final Notice, and the DFS Order.
4.	The Settling Firm will comply in all material respects with the material terms and conditions of the Plea Agreement, and Deutsche Bank AG will comply in all material respects with the material terms and undertakings of the Deferred Prosecution Agreement, the CFTC Order, the FCA Final Notice, and the DFS Order.
5.	Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation.
J.	Conclusion
For the reasons set out above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.
V.	Authorization
Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:
David S. Huntington
Elizabeth M. Sacksteder
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064

Caroline Pearson
Deutsche Investment Management Americas Inc.
One Beacon Street, 11th Floor
Boston, MA 02108

Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.
Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that, under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable.  Each Applicant represents that that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-11 of this application, and the verifications required by Rule 02-(d) under the Act are included in the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on April 23, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
DEUTSCHE BANK AG

By:	/s/ Thomas Altenbach
Name:	Dr. Thomas Altenbach
Title:	Associate General Counsel Litigation/Regulatory Enforcement

By:	/s/ Robert Müller
Name:	Dr. Robert Müller
Title:	Senior Counsel

The Applicant named below has caused this Application to be duly signed on its behalf on April 22, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

By:	/s/ Joseph Sarbinowski
Name:	Joseph Sarbinowski
Title:	President and Chief Executive Officer

By:	/s/ Cynthia P. Nestle
Name:	Cynthia P. Nestle
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on April 23, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
DEUTSCHE ASSET & WEALTH MANAGEMENT INTERNATIONAL GmbH

By:	/s/ Stephan Scholl
Name:	Stephan Scholl
Title:	Chief Operating Officer / Member of the board of Managing Directors

By:	/s/ Georg Schuh
Name:	Georg Schuh
Title:	Chief Investment Officer / Member of the board of Managing Directors

The Applicant named below has caused this Application to be duly signed on its behalf on April 22, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
DEUTSCHE INVESTMENTS AUSTRALIA LIMITED

By:	/s/ David Irving
Name:	David Irving
Title:	Director

By:	/s/ Christopher Robinson
Name:	Christopher Robinson
Title:	Director

The Applicant named below has caused this Application to be duly signed on its behalf on April 23, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
RREEF AMERICA L.L.C.

By:	/s/ Pierre Cherki
Name:	Pierre Cherki
Title:	Manager

By:	/s/ Michael Luciano
Name:	Michael Luciano
Title:	Manager

The Applicant named below has caused this Application to be duly signed on its behalf on April 22, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
DEUTSCHE ALTERNATIVE ASSET MANAGEMENT (GLOBAL) LIMITED

By:	/s/ Stephen Shaw
Name:	Stephen Shaw
Title:	Managing Director, UK Regional Control Officer

By:	/s/ Mark William Bolton
Name:	Mark William Bolton
Title:	Managing Director, Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on April 22, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-7 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
DBX ADVISORS LLC

By:	/s/ Fiona Bassett
Name:	Fiona Bassett
Title:	Chief Executive Officer, Chief Investment Officer, and Director

By:	/s/ Frank Gecsedi
Name:	Frank Gecsedi
Title:	Chief Compliance Officer

The Applicant named below has caused this Application to be duly signed on its behalf on April 22, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-8 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
DBX STRATEGIC ADVISORS LLC

By:	/s/ Fiona Bassett
Name:	Fiona Bassett
Title:	Chief Executive Officer, Chief Investment Officer, and Director

By:	/s/ Frank Gecsedi
Name:	Frank Gecsedi
Title:	Chief Compliance Officer

The Applicant named below has caused this Application to be duly signed on its behalf on April 23, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-9 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
DeAWM DISTRIBUTORS, INC.

By:	/s/ Robert Kendall
Name:	Robert Kendall
Title:	Director & President/CEO and Chairman of the Board

By:	/s/ Brian Binder
Name:	Brian Binder
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on April 20, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-10 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
HARVEST GLOBAL INVESTMENTS LIMITED

By:	/s/ Peng Wah Choy
Name:	Peng Wah Choy
Title:	Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on April 23, 2015.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-11 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
DB GROUP SERVICES (UK) LTD.

By:	/s/ David Hards
Name:	David Hards
Title:	Director

By:	/s/ Joanne Bagshaw
Name:	Joanne Bagshaw
Title:	Joint Company Secretary

Exhibit A-1
Authorization
Officer’s Certificate
The undersigned, Co-Deputy General Counsel of Deutsche Bank AG, being a duly authorized attorney-in-fact of Deutsche Bank AG, does hereby certify that this Application is signed by Dr. Thomas Altenbach, Associate General Counsel Litigation/Regulatory Enforcement of Deutsche Bank AG, and Dr. Robert Müller, Senior Counsel of Deutsche Bank AG, pursuant to the general authority vested in them as authorized attorneys registered in the commercial register.

IN WITNESS WHEREOF, I have set my hand this April 23, 2015.
DEUTSCHE BANK AG

By:	/s/ Christof von Dryander
Name:	Christof von Dryander
Title:	Co-Deputy General Counsel

Exhibit A-2
Authorization
Officer’s Certificate
The undersigned, being the duly appointed Assistant Secretary of Deutsche Investment Management Americas Inc., does hereby certify that this Application is signed by Joseph Sarbinowski, President and Chief Executive Officer of Deutsche Investment Management Americas Inc., and Cynthia P. Nestle, Managing Director of Deutsche Investment Management Americas Inc., pursuant to the general authority vested in them as such under a Resolution dated January 19, 2007.

IN WITNESS WHEREOF, I have set my hand this 22nd day of April 2015.

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

By:	/s/ Anjie LaRocca
Name:	Anjie LaRocca
Title:	Assistant Secretary

Exhibit A-3
Authorization
Officer’s Certificate
The undersigned, Chief Operating Officer of the Global Client Group EMEA of Deutsche Asset & Wealth Management International GmbH, does hereby certify that this Application is signed by Stephan Scholl of Deutsche Asset & Wealth Management International GmbH, and Georg Schuh of Deutsche Asset & Wealth Management International GmbH, pursuant to the general authority vested in them as authorized attorneys registered in the commercial register.

IN WITNESS WHEREOF, I have set my hand this April 23, 2015.

DEUTSCHE ASSET & WEALTH MANAGEMENT INTERNATIONAL GmbH

By:	/s/ Ulrich Keipert
Name:	Ulrich Keipert
Title:	Director / COO of Global Client Group EMEA

Exhibit A-4
Authorization
Officer’s Certificate
The undersigned, being duly appointed Company Secretary of Deutsche Investments Australia Limited, does hereby certify that this Application is signed by David Irving, Director of Deutsche Investments Australia Limited, and Christopher Robinson, Director of Deutsche Investments Australia Limited, pursuant to the general authority vested in them as such under the Corporations Act 2001 (Cth).

IN WITNESS WHEREOF, I have set my hand this April 22, 2015.

DEUTSCHE INVESTMENTS AUSTRALIA LIMITED

By:	/s/ Tracy Jane Unwin
Name:	Tracy Jane Unwin
Title:	Company Secretary

Exhibit A-5
Authorization
Officer’s Certificate
The undersigned, being duly appointed Secretary of RREEF America L.L.C., does hereby certify that this Application is signed by Pierre Cherki and Michael Luciano, Managers of RREEF America L.L.C. (the “Company”), pursuant to the general authority vested in them as such under the Company’s Fifth Amended and Restated Operating Agreement dated December 31, 2010.

IN WITNESS WHEREOF, I have set my hand this 21st day of April, 2015.

RREEF AMERICA L.L.C.

By:	/s/ Portia Guerin
Name:	Portia Guerin
Title:	Secretary

Exhibit A-6
Authorization
Officer’s Certificate
The undersigned, being duly appointed Company Secretary of Deutsche Alternative Asset Management (Global) Limited, does hereby certify that this Application is signed by Stephen Shaw, Managing Director / UK Regional Control Officer of Deutsche Alternative Asset Management (Global) Limited, and Mark William Bolton, Managing Director / Chief Executive Officer of Deutsche Alternative Asset Management (Global) Limited, pursuant to the general authority vested in them as such under a December 1, 2006 resolution of the Board of directors.

IN WITNESS WHEREOF, I have set my hand this April 22nd, 2015.

DEUTSCHE ALTERNATIVE ASSET MANAGEMENT (GLOBAL) LIMITED

By:	/s/ Adam Rutherford
Name:	Adam Rutherford
Title:	Company Secretary

Exhibit A-7
Authorization
Officer’s Certificate
The undersigned, being duly appointed Chief Operating Officer, Secretary, and Director of DBX Advisors LLC, does hereby certify that this Application is signed by Fiona Bassett, Chief Executive Officer, Chief Investment Officer, and Director of DBX Advisors LLC, and Frank Gecsedi, Chief Compliance Officer of DBX Advisors LLC, pursuant to the general authority vested in them as such under the resolution duly adopted on June 1, 2010 by Unanimous Written Consent of the Board of Managers of DBX Advisors LLC.

IN WITNESS WHEREOF, I have set my hand this April 23, 2015.

DBX ADVISORS LLC

By:	/s/ Alex Depetris
Name:	Alex Depetris
Title:	Chief Operating Officer, Secretary, and Director

Exhibit A-8
Authorization
Officer’s Certificate
The undersigned, being duly appointed Chief Operating Officer, Secretary, and Director of DBX Strategic Advisors LLC, does hereby certify that this Application is signed by Fiona Bassett, Chief Executive Officer, Chief Investment Officer, and Director of DBX Strategic Advisors LLC, and Frank Gecsedi, Chief Compliance Officer of DBX Strategic Advisors LLC, pursuant to the general authority vested in them as such under the resolution duly adopted on June 1, 2010 by Unanimous Written Consent of the Board of Managers of DBX Strategic Advisors LLC.

IN WITNESS WHEREOF, I have set my hand this April 23, 2015.

DBX STRATEGIC ADVISORS LLC

By:	/s/ Alex Depetris
Name:	Alex Depetris
Title:	Chief Operating Officer, Secretary, and Director

Exhibit A-9
Authorization
Officer’s Certificate
The undersigned, being the duly appointed Assistant Secretary of DeAWM Distributors, Inc., does hereby certify that this Application is signed by Robert Kendall, Director & President/CEO and Chairman of the Board of DeAWM Distributors, Inc., and Brian Binder, Managing Director of DeAWM Distributors, Inc., pursuant to the general authority vested in them as such under a Resolution dated December 10, 2010.

IN WITNESS WHEREOF, I have set my hand this 22nd day of April 2015.

DeAWM DISTRIBUTORS, INC.

By:	/s/ Anjie LaRocca
Name:	Anjie LaRocca
Title:	Assistant Secretary

Exhibit A-10
Authorization
Officer’s Certificate
The undersigned, being duly appointed the Chief Compliance Officer of Harvest Global Investments Limited, does hereby certify that this Application is signed by Peng Wah Choy, Chief Executive Officer of Harvest Global Investments Limited, pursuant to the general authority vested in him as such under the Memorandum and Articles of Association of Harvest Global Investments Limited.

IN WITNESS WHEREOF, I have set my hand this April 20, 2015.

HARVEST GLOBAL INVESTMENTS LIMITED

By:	/s/ David Tong
Name:	David Tong
Title:	Chief Compliance Officer

Exhibit A-11
Authorization
Officer’s Certificate
The undersigned, being joint company secretary of DB Group Services (UK) Ltd., does hereby certify that this Application is signed by David Hards, director, of DB Group Services (UK) Ltd., and Joanne Bagshaw, joint company secretary, of DB Group Services (UK) Ltd., pursuant to the general authority vested in them as such under the articles of association of the Company.

IN WITNESS WHEREOF, I have set my hand this 23 April 2015.

DB GROUP SERVICES (UK) LTD.

By:	/s/ Andrew Bartlett
Name:	Andrew Bartlett
Title:	Joint Company Secretary

Annex A
Part 1-A: Funds for Which DIMA Serves as Investment Adviser
Cash Account Trust
Government & Agency Securities Portfolio
Tax-Exempt Portfolio
Cash Management Portfolio
Cash Management Portfolio
Cash Reserve Fund, Inc.
Prime Series
Deutsche Equity 500 Index Portfolio
Deutsche Equity 500 Index Portfolio
Deutsche Global High Income Fund, Inc.

Deutsche Global/International Fund, Inc.
Deutsche Enhanced Emerging Markets Fixed Income Fund
Deutsche Enhanced Global Bond Fund
Deutsche European Equity Fund
Deutsche Global Growth Fund
Deutsche Global Infrastructure Fund
Deutsche Global Small Cap Fund
Deutsche High Income Opportunities Fund, Inc.

Deutsche High Income Trust

Deutsche Income Trust
Deutsche Core Fixed Income Fund
Deutsche Global High Income Fund
Deutsche Global Inflation Fund
Deutsche GNMA Fund
Deutsche High Income Fund
Deutsche Short Duration Fund
Deutsche Strategic Government Securities Fund
Deutsche Ultra-Short Duration Fund
Deutsche Unconstrained Income Fund
Deutsche Institutional Funds
Deutsche EAFE® Equity Index Fund
Deutsche Equity 500 Index Fund
Deutsche S&P 500 Index Fund
Deutsche U.S. Bond Index Fund

Deutsche International Fund, Inc.
Deutsche CROCI® International Fund
Deutsche Emerging Markets Equity Fund
Deutsche Emerging Markets Frontier Fund
Deutsche Global Equity Fund
Deutsche International Value Fund
Deutsche Latin America Equity Fund
Deutsche World Dividend Fund

Deutsche Investment Trust
Deutsche Capital Growth Fund
Deutsche Core Equity Fund
Deutsche CROCI® U.S. Fund
Deutsche Large Cap Focus Growth Fund
Deutsche Mid Cap Growth Fund
Deutsche Small Cap Core Fund
Deutsche Small Cap Growth Fund

Deutsche Investments VIT Funds
Deutsche Equity 500 Index VIP
Deutsche Small Cap Index VIP

Deutsche Market Trust
Deutsche Alternative Asset Allocation Fund
Deutsche Diversified Market Neutral Fund
Deutsche Global Income Builder Fund
Deutsche Select Alternative Allocation Fund
Deutsche Strategic Equity Long/Short Fund

Deutsche Money Funds
Deutsche Money Market Prime Series

Deutsche Multi-Market Income Trust

Deutsche Municipal Income Trust

Deutsche Municipal Trust
Deutsche Managed Municipal Bond Fund
Deutsche Short-Term Municipal Bond Fund
Deutsche Strategic High Yield Tax-Free Fund

Deutsche Portfolio Trust
Deutsche Core Plus Income Fund
Deutsche Floating Rate Fund

Deutsche Securities Trust
Deutsche Communications Fund

Deutsche CROCI® Sector Opportunities Fund
Deutsche Enhanced Commodity Strategy Fund
Deutsche Global Real Estate Securities Fund
Deutsche Gold & Precious Metals Fund
Deutsche Health and Wellness Fund
Deutsche MLP & Energy Infrastructure Fund
Deutsche Real Estate Securities Fund
Deutsche Real Estate Securities Income Fund
Deutsche Science and Technology Fund

Deutsche State Tax-Free Income Series
Deutsche California Tax-Free Income Fund
Deutsche Massachusetts Tax-Free Fund
Deutsche New York Tax-Free Income Fund

Deutsche Strategic Income Trust

Deutsche Strategic Municipal Income Trust

Deutsche Target Date Series
Deutsche LifeCompass 2015 Fund
Deutsche LifeCompass 2020 Fund
Deutsche LifeCompass 2030 Fund
Deutsche LifeCompass 2040 Fund
Deutsche LifeCompass Retirement Fund

Deutsche Tax Free Trust
Deutsche Intermediate Tax/AMT Free Fund

Deutsche Value Series, Inc.
Deutsche CROCI® Equity Dividend Fund
Deutsche Large Cap Value Fund
Deutsche Mid Cap Value Fund
Deutsche Small Cap Value Fund

Deutsche Variable Series I
Deutsche Bond VIP
Deutsche Capital Growth VIP
Deutsche Core Equity VIP
Deutsche Global Small Cap VIP
Deutsche International VIP

Deutsche Variable Series II
Deutsche Alternative Asset Allocation VIP
Deutsche Global Equity VIP
Deutsche Global Growth VIP
Deutsche Global Income Builder VIP

Deutsche Government & Agency Securities VIP
Deutsche High Income VIP
Deutsche Large Cap Value VIP
Deutsche Money Market VIP
Deutsche Small Mid Cap Growth VIP
Deutsche Small Mid Cap Value VIP
Deutsche Unconstrained Income VIP

DWS Money Market Trust
Cash Management Fund
Cash Reserves Fund Institutional
Daily Assets Fund Institutional
Deutsche Money Market Series
NY Tax Free Money Fund
Tax Free Money Fund Investment

Investors Cash Trust
Central Cash Management Fund
Deutsche Variable NAV Money Fund
Treasury Portfolio

Tax-Exempt California Money Market Fund
Tax-Exempt California Money Market Fund

Part 1-B: Funds for Which DIMA Serves as Investment Sub-Adviser

DBX ETF Trust
Deutsche X-trackers Municipal Infrastructure Revenue Bond ETF
Deutsche X-trackers Solactive Investment Grade Subordinated Debt ETF

John Hancock Variable Insurance Trust
Real Estate Securities Trust

John Hancock Funds II
Real Estate Securities Fund
Global Real Estate Fund

Part 2-A: Funds for Which DeAWMI Serves as Investment Adviser

The Central Europe, Russia and Turkey Fund, Inc.
The European Equity Fund, Inc.
The New Germany Fund, Inc.

Part 2-B: Funds for Which DeAWMI Serves as Investment Sub-Sub-Sub-Adviser

John Hancock Funds II
Global Real Estate Fund

Part 3-A: Funds for Which DIAL Serves as Investment Sub-Sub-Adviser

Deutsche Securities Trust
Deutsche Global Real Estate Securities Fund

GuideStone Funds
GuideStone Real Estate Securities Fund

Part 3-B: Funds for Which DIAL Serves as Investment Sub-Sub-Sub-Adviser

John Hancock Funds II
Global Real Estate Fund

Part 4-A: Funds for Which RREEF Serves as Investment Sub-Adviser

Deutsche Global/International Fund, Inc.
Deutsche Global Infrastructure Fund

Deutsche Securities Trust
Deutsche Global Real Estate Securities Fund
Deutsche MLP & Energy Infrastructure Fund
Deutsche Real Estate Securities Fund
Deutsche Real Estate Securities Income Fund

Deutsche Variable Series II
Deutsche Alternative Asset Allocation VIP

Goldman Sachs Trust II
        Goldman Sachs Multi-Manager Real Assets Fund
        GuideStone Funds
                        GuideStone Real Estate Securities Fund

Part 4-B: Funds for Which RREEF Serves as Investment Sub-Sub-Adviser

John Hancock Variable Insurance Trust
Real Estate Securities Trust

John Hancock Funds II
Real Estate Securities Fund
Global Real Estate Fund

Part 5-A: Funds for Which DAAM Global Serves as Investment Sub-Adviser

Deutsche International Fund, Inc.
Deutsche Emerging Markets Equity Fund
Deutsche Emerging Markets Frontier Fund

Part 5-B: Funds for Which DAAM Global Serves as Investment Sub-Sub-Adviser

Deutsche Securities Trust
Deutsche Global Real Estate Securities Fund

GuideStone Funds
GuideStone Real Estate Securities Fund

Part 5-C: Fund for Which DAAM Global Serves as Investment Sub-Sub-Sub-Adviser

John Hancock Funds II
Global Real Estate Fund

Part 6: Funds for Which DBX Advisors Serves as Investment Adviser

DBX ETF Trust
Deutsche X-trackers MSCI Brazil Hedged Equity ETF
Deutsche X-trackers MSCI Germany Hedged Equity ETF
Deutsche X-trackers MSCI EAFE Hedged Equity ETF
Deutsche X-trackers MSCI Emerging Markets Hedged Equity ETF
Deutsche X-trackers MSCI Japan Hedged Equity ETF
Deutsche X-trackers MSCI United Kingdom Hedged Equity ETF
Deutsche X-trackers MSCI Europe Hedged Equity ETF
Deutsche X-trackers MSCI Asia Pacific ex Japan Hedged Equity ETF
Deutsche X-trackers MSCI All World ex US Hedged Equity ETF
Deutsche X-trackers MSCI South Korea Hedged Equity ETF
Deutsche X-trackers MSCI Mexico Hedged Equity ETF
Deutsche X-trackers MSCI EMU Hedged Equity ETF
Deutsche X-trackers Harvest CSI 300 China A-Shares ETF
Deutsche X-trackers Harvest MSCI All China Equity ETF
Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF
Deutsche X-trackers Regulated Utilities ETF
Deutsche X-trackers Municipal Infrastructure Revenue Bond ETF
Deutsche X-trackers Solactive Investment Grade Subordinated Debt ETF
Deutsche X-trackers Emerging Markets Bond - Interest Rate Hedged ETF
Deutsche X-trackers High Yield Corporate Bond - Interest Rate Hedged ETF
Deutsche X-trackers Investment Grade Bond - Interest Rate Hedged ETF

Deutsche X-trackers Ultra Short Duration ETF
Deutsche X-trackers Managed Municipal Bond ETF
Deutsche X-trackers Dow Jones Hedged International Real Estate ETF
Deutsche X-trackers S&P Hedged Global Infrastructure ETF

Part 7: Funds for Which DBX Strategic Advisors Serves as Investment Adviser

db-X Exchange Traded Funds Inc.
Deutsche X-trackers 2010 Target Date ETF
Deutsche X-trackers 2020 Target Date ETF
Deutsche X-trackers 2030 Target Date ETF
Deutsche X-trackers 2040 Target Date ETF
Deutsche X-trackers In-Target Date ETF

Part 8: Funds for Which DDI Serves as Principal Underwriter

Cash Account Trust
Government & Agency Securities Portfolio
Tax-Exempt Portfolio

Cash Management Portfolio
Cash Management Portfolio

Cash Reserve Fund, Inc.
Prime Series

Deutsche Equity 500 Index Portfolio
                Deutsche Equity 500 Index Portfolio

Deutsche Global/International Fund, Inc.
Deutsche Enhanced Emerging Markets Fixed Income Fund
Deutsche Enhanced Global Bond Fund
Deutsche European Equity Fund
Deutsche Global Growth Fund
Deutsche Global Infrastructure Fund
Deutsche Global Small Cap Fund

Deutsche Income Trust
Deutsche Core Fixed Income Fund
Deutsche Global High Income Fund
Deutsche Global Inflation Fund
Deutsche GNMA Fund
Deutsche High Income Fund
Deutsche Short Duration Fund
Deutsche Strategic Government Securities Fund
Deutsche Ultra-Short Duration Fund
Deutsche Unconstrained Income Fund

Deutsche Institutional Funds

Deutsche EAFE® Equity Index Fund
Deutsche Equity 500 Index Fund
Deutsche S&P 500 Index Fund
Deutsche U.S. Bond Index Fund

Deutsche International Fund, Inc.
Deutsche CROCI® International Fund
Deutsche Emerging Markets Equity Fund
Deutsche Emerging Markets Frontier Fund
Deutsche Global Equity Fund
Deutsche International Value Fund
Deutsche Latin America Equity Fund
Deutsche World Dividend Fund

Deutsche Investment Trust
Deutsche Capital Growth Fund
Deutsche Core Equity Fund
Deutsche CROCI® U.S. Fund
Deutsche Large Cap Focus Growth Fund
Deutsche Mid Cap Growth Fund
Deutsche Small Cap Core Fund
Deutsche Small Cap Growth Fund

Deutsche Investments VIT Funds
Deutsche Equity 500 Index VIP
Deutsche Small Cap Index VIP

Deutsche Market Trust
Deutsche Alternative Asset Allocation Fund
Deutsche Diversified Market Neutral Fund
Deutsche Global Income Builder Fund
Deutsche Select Alternative Allocation Fund
Deutsche Strategic Equity Long/Short Fund

Deutsche Money Funds
Deutsche Money Market Prime Series

Deutsche Municipal Trust
Deutsche Managed Municipal Bond Fund
Deutsche Short-Term Municipal Bond Fund
Deutsche Strategic High Yield Tax-Free Fund

Deutsche Portfolio Trust
Deutsche Core Plus Income Fund
Deutsche Floating Rate Fund

Deutsche Securities Trust
Deutsche Communications Fund

Deutsche CROCI® Sector Opportunities Fund
Deutsche Enhanced Commodity Strategy Fund
Deutsche Global Real Estate Securities Fund
Deutsche Gold & Precious Metals Fund
Deutsche Health and Wellness Fund
Deutsche MLP & Energy Infrastructure Fund
Deutsche Real Estate Securities Fund
Deutsche Real Estate Securities Income Fund
Deutsche Science and Technology Fund

Deutsche State Tax-Free Income Series
Deutsche California Tax-Free Income Fund
Deutsche Massachusetts Tax-Free Fund
Deutsche New York Tax-Free Income Fund

Deutsche Target Date Series
Deutsche LifeCompass 2015 Fund
Deutsche LifeCompass 2020 Fund
Deutsche LifeCompass 2030 Fund
Deutsche LifeCompass 2040 Fund
Deutsche LifeCompass Retirement Fund

Deutsche Tax Free Trust
Deutsche Intermediate Tax/AMT Free Fund

Deutsche Value Series, Inc.
Deutsche CROCI® Equity Dividend Fund
Deutsche Large Cap Value Fund
Deutsche Mid Cap Value Fund
Deutsche Small Cap Value Fund

Deutsche Variable Series I
Deutsche Bond VIP
Deutsche Capital Growth VIP
Deutsche Core Equity VIP
Deutsche Global Small Cap VIP
Deutsche International VIP

Deutsche Variable Series II
Deutsche Alternative Asset Allocation VIP
Deutsche Global Equity VIP
Deutsche Global Growth VIP
Deutsche Global Income Builder VIP
Deutsche Government & Agency Securities VIP
Deutsche High Income VIP
Deutsche Large Cap Value VIP
Deutsche Money Market VIP

Deutsche Small Mid Cap Growth VIP
Deutsche Small Mid Cap Value VIP
Deutsche Unconstrained Income VIP

DWS Money Market Trust
Cash Management Fund
Cash Reserves Fund Institutional
Daily Assets Fund Institutional
Deutsche Money Market Series
NY Tax Free Money Fund
Tax Free Money Fund Investment

Investors Cash Trust
Central Cash Management Fund
Deutsche Variable NAV Money Fund
Treasury Portfolio

Tax-Exempt California Money Market Fund
Tax-Exempt California Money Market Fund

Part 9: Funds for Which Harvest Serves as Investment Sub-Adviser

DBX ETF Trust
Deutsche X-trackers Harvest CSI 300 China A-Shares ETF
Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF

Advisors’ Inner Circle Funds
Harvest Funds Intermediate Bond Fund
Harvest Funds China All Assets

Annex B

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT
	X : : : : : X	CRIMINAL NO. ____________
UNITED STATES OF AMERICA,
Plaintiff,
- v. -
DB GROUP SERVICES UK LIMITED,
Defendant.

PLEA AGREEMENT
The United States of America, by and through the Fraud Section of the Criminal Division (“Fraud Section”) and the Antitrust Division of the United States Department of Justice (together, the “Department”), and DB GROUP SERVICES UK LIMITED (“defendant” or “DBGS”), by and through its undersigned attorneys, and through its authorized representative, pursuant to authority granted by DBGS’s Board of Directors, hereby submit and enter into this plea agreement (the “Agreement”), pursuant to Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure.  The terms and conditions of this Agreement are as follows:

The Defendant’s Agreement
1.            DBGS agrees to waive indictment and plead guilty to a one-count criminal Information filed in the District of Connecticut

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charging DBGS with wire fraud, in violation of Title 18, United States Code, Section 1343.  DBGS further agrees to persist in that plea through sentencing and, as set forth below, to cooperate fully with the Department in its investigation into all matters related to the conduct charged in the Information.

2.            DBGS understands and agrees that this Agreement is between the Department and DBGS and does not bind any other division or section of the Department of Justice or any other federal, state, or local prosecuting, administrative, or regulatory authority. Nevertheless, the Department will bring this Agreement and the cooperation of DBGS, its direct or indirect affiliates, subsidiaries, and parent corporation, to the attention of other prosecuting authorities or other agencies, if requested by DBGS.

3.            DBGS agrees that this Agreement will be executed by an authorized corporate representative.  DBGS represents that a resolution duly adopted by DBGS’s Board of Directors is attached to this Agreement as Exhibit 1 and represents that the signatures on this Agreement by DBGS and its counsel are authorized by DBGS’s Board of Directors, on behalf of DBGS.

4.            DBGS agrees that it has the full legal right, power, and authority to enter into and perform all of its obligations under this Agreement.

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5.            DBGS agrees to abide by all terms and obligations of this Agreement as described herein, including, but not limited to, the following:

(1)	to plead guilty as set forth in this Agreement;
(2)	to abide by all sentencing stipulations contained in this Agreement;
(3)	to appear, through its duly appointed representatives, as ordered for all court appearances, and obey any other court order in this matter;
(4)	to commit no further federal crimes;
(5)	to be truthful at all times with the Court;
(6)	to pay the applicable fine and special assessment; and
(7)	to work with its parent corporation, Deutsche Bank AG (“Deutsche Bank”), in fulfilling the obligations described in the undertakings given by Deutsche Bank in connection with resolving investigations by the Department of Justice, the U.S. Commodity Futures Trading Commission (“CFTC”) (attached to this Agreement as Exhibit 2) and the U.K. Financial Conduct Authority (“FCA”).

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6.            DBGS agrees that in the event DBGS sells, merges, or transfers all or substantially all of its business operations as they exist as of the date of this Agreement, whether such sale(s) is/are structured as a stock or asset sale, merger, or transfer, DBGS shall include in any contract for sale, merger, or transfer a provision fully binding the purchaser(s) or any successor(s) in interest thereto to the obligations described in this Agreement.

7.            DBGS agrees to continue to cooperate fully with the Department, the Federal Bureau of Investigation (the “FBI”), and any other law enforcement or government agency designated by the Department in a manner consistent with applicable law and regulations.  At the request of the Department, DBGS shall also cooperate fully with foreign law enforcement authorities and agencies.  DBGS shall, to the extent consistent with the foregoing, truthfully disclose to the Department all factual information not protected by a valid claim of attorney-client privilege or work product doctrine protection with respect to the activities of DBGS and its affiliates, its present and former directors, officers, employees, and agents, between the date of this Agreement and the expiration of the Deferred Prosecution Agreement dated April 23, 2015 between the Department and Deutsche Bank AG (“Attachment A” to the “DPA”), in United States v. Deutsche Bank AG, concerning all matters relating to (a) the manipulation, attempted manipulation, or

4

interbank coordination of USD LIBOR, EURIBOR, Yen LIBOR, CHF LIBOR, GBP LIBOR, and Euroyen TIBOR, or (b) violations of United States laws concerning fraud or antitrust, or governing securities or commodities markets, about which DBGS has any knowledge or about which the Department, the FBI, or any other law enforcement or government agency designated by the Department, or, at the request of the Department, any foreign law enforcement authorities and agencies, shall inquire.  This obligation of truthful disclosure includes the obligation of DBGS to provide to the Department, upon request, any non-privileged or non-protected document, record, or other tangible evidence about which the aforementioned authorities and agencies shall inquire of DBGS, subject to the direction of the Department.

8.            DBGS agrees that any fine or restitution imposed by the Court will be due and payable within ten (10) business days of sentencing, and DBGS will not attempt to avoid or delay payments. DBGS further agrees to pay the Clerk of the Court for the United States District Court for the District of Connecticut the mandatory special assessment of $400 within ten (10) business days from the date of sentencing.

9.            DBGS will immediately file an application for a prohibited transaction exemption with the United States Department of Labor (“DoL”) requesting that DBGS, its subsidiaries, and

5

affiliates be allowed to continue to be qualified as a Qualified Professional Asset Manager pursuant to Prohibited Transactions Exemption 84-14 (the “QPAM Exemption”).  DBGS will seek such exemption in the form and manner that permits such exemption to be considered in the most expeditious manner possible, and will provide all information requested of it by DoL in a timely manner.  The decision regarding whether or not to grant an exemption, temporary or otherwise, is committed to DoL, and the Department takes no position on whether or not an exemption should be granted. If DoL denies the exemption, or takes any other action adverse to DBGS, DBGS may not withdraw its plea or otherwise be released from any of its obligations under this Plea Agreement.  The Department agrees that the Department will support a motion or request by DBGS that sentencing in this matter be adjourned until DoL has issued a ruling on DBGS’s request for an exemption, temporary or otherwise, so long as DBGS is proceeding with the DoL in an expeditious manner.

10.            To the extent that this Agreement triggers regulatory exclusions, disqualifications or penalties, the Fraud Section agrees that, if requested, it will advise the appropriate officials of any governmental agency considering such action, or any waiver or exemption therefrom, of the fact, manner, and extent of the cooperation of Deutsche Bank, its affiliates and subsidiaries, and the relevant facts regarding the charged conduct as a matter for

6

that agency to consider before determining what action, if any, to take. The triggering of any such regulatory exclusions, disqualifications or penalties by other governmental agencies does not entitle Deutsche Bank to withdraw its plea or otherwise be released from any of its obligations under this Agreement.

11.            DBGS agrees that if the defendant company, its parent corporation, or any of its direct or indirect affiliates or subsidiaries issues a press release or holds a press conference in connection with this Agreement, DBGS shall first consult with the Department to determine whether (a) the text of the release or proposed statements at any press conference are true and accurate with respect to matters between the Department and DBGS; and (b) the Department has no objection to the release or statement.  Statements at any press conference concerning this matter shall be consistent with such a press release.

The Department’s Agreement
12.            In exchange for the guilty plea of DBGS and the complete fulfillment of all of its obligations under this Agreement, the Department agrees it will not file additional criminal charges against DBGS relating to (a) any of the conduct described in the Statement of Facts attached hereto as Exhibit 3, (b) any of the conduct described in the Statement of Facts attached as Attachment A to the DPA, or (c) information disclosed by DBGS or Deutsche Bank to

7

the Department prior to the date of this Agreement relating to the manipulation, attempted manipulation, or interbank coordination of USD LIBOR, EURIBOR, Yen LIBOR, CHF LIBOR, GBP LIBOR, and Euroyen TIBOR.  This paragraph does not provide any protection against prosecution for manipulation of interest rates, any scheme to defraud counterparties to interest rate derivatives trades placed on its behalf, or any antitrust violation in the future by DBGS or by any of its officers, directors, employees, or agents, whether or not disclosed by DBGS pursuant to the terms of this Agreement.  This Agreement does not close or preclude the investigation or prosecution of any natural persons, including any officers, directors, employees, or agents of DBGS, who may have been involved in any of the matters set forth in the Information, Attachment A of the DPA, or in any other matters.
Factual Basis
13.            DBGS is pleading guilty because it is guilty of the charge contained in the Information.  DBGS admits, agrees, and stipulates that the factual allegations set forth in the Information are true and correct, that it is responsible for the acts of its present and former officers and employees described in the Statement of Facts attached hereto and incorporated herein as Exhibit 3, and that Exhibit 3 accurately reflects DBGS’s criminal conduct.  DBGS also admits, agrees, and stipulates that Attachment A to the DPA, to

8

the extent that Attachment A describes the conduct of employees of DBGS, is true and correct, and that DBGS is responsible for such conduct.

DBGS’s Waiver of Rights,
Including the Right to Appeal
14.            Federal Rule of Criminal Procedure 11(f) and Federal Rule of Evidence 410 limit the admissibility of statements made in the course of plea proceedings or plea discussions in both civil and criminal proceedings, if the guilty plea is later withdrawn.  DBGS expressly warrants that it has discussed these rules with its counsel and understands them.  Solely to the extent set forth below, DBGS voluntarily waives and gives up the rights enumerated in Federal Rule of Criminal Procedure 11(f) and Federal Rule of Evidence 410.  Specifically, DBGS understands and agrees that any statements that it makes in the course of its guilty plea or in connection with the Agreement are admissible against it for any purpose in any U.S. federal criminal proceeding if, even though the Department has fulfilled all of its obligations under this Agreement and the Court has imposed the agreed-upon sentence, DBGS nevertheless withdraws its guilty plea.

15.            DBGS knowingly, intelligently, and voluntarily waives its right to appeal the conviction in this case.  DBGS similarly knowingly, intelligently, and voluntarily waives the right to appeal

9

the sentence imposed by the Court.  In addition, DBGS knowingly, intelligently, and voluntarily waives the right to bring any collateral challenge, including challenges pursuant to Title 28, United States Code, Section 2255, challenging either the conviction, or the sentence imposed in this case.  Nothing in this paragraph, however, will act as a bar to Deutsche Bank perfecting any legal remedies it may otherwise have on appeal or collateral attack respecting claims of ineffective assistance of counsel or prosecutorial misconduct.  DBGS waives all defenses based on the statute of limitations and venue with respect to any prosecution that is not time-barred on the date that this Agreement is signed in the event that: (a) the conviction is later vacated for any reason; (b) DBGS violates this Agreement; or (c) the plea is later withdrawn, provided such prosecution is brought within one year of any such vacation of conviction, violation of agreement, or withdrawal of plea plus the remaining time period of the statute of limitations as of the date that this Agreement is signed.  The Department is free to take any position on appeal or any other post-judgment matter.
Penalty
16.            The statutory maximum sentence that the Court can impose for a violation of Title 18, United States Code, Section 1343, if the violation affects a financial institution, is a fine of

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$1 million or twice the gross pecuniary gain or gross pecuniary loss resulting from the offense, whichever is greatest, Title 18, United States Code, Section 3571(c)(3),(d); five years’ probation, Title 18, United States Code, Section 3561(c)(1); and a mandatory special assessment of $400, Title 18, United States Code, Section 3013(a)(2)(B).

Sentencing Recommendation
17.            Pursuant to Fed. R. Crim. P. 11(c)(1)(C), the Department and DBGS have agreed to a specific sentence of a fine in the amount of $150,000,000 and a special assessment of $400.  The Parties agree that this $150,000,000 fine and the $400 special assessment shall be paid to the Clerk of Court, United States District Court for the District of Connecticut, within ten (10) business days after sentencing.  The Department and DBGS have agreed that all or a portion of the fine may be paid by one or more related Deutsche Bank entities, including DBGS’s parent company, Deutsche Bank AG, on behalf of DBGS, consistent with Deutsche Bank policy and practice.  DBGS acknowledges that no tax deduction may be sought in connection with the payment of this $150,000,000 fine.

18.            The parties further agree, with the permission of the Court, to waive the requirement of a Pre-Sentence Investigation report pursuant to Federal Rule of Criminal Procedure 32(c)(1)(A)(ii), based on a finding by the Court that the record

11

contains information sufficient to enable the Court to meaningfully exercise its sentencing power.  The parties agree, however, that in the event the Court orders the preparation of a pre-sentence report prior to sentencing, such order will not affect the agreement set forth herein.

19.            In the event the Court directs the preparation of a Pre-Sentence Investigation report, the Department will fully inform the preparer of the pre-sentence report and the Court of the facts and law related to DBGS’s case.  Except as set forth in this Agreement, the parties reserve all other rights to make sentencing recommendations to address questions posed by the Court or the Probation Office and to respond to motions and arguments by the opposing party.

20.            This agreement is presented to the Court pursuant to Fed. R. Crim. P. 11(c)(1)(C).  DBGS understands that, if the Court rejects this Agreement, the Court must: (a) inform the parties that the Court rejects the Agreement; (b) advise DBGS’s counsel that the Court is not required to follow the Agreement and afford DBGS the opportunity to withdraw its plea; and (c) advise DBGS that if the plea is not withdrawn, the Court may dispose of the case less favorably toward DBGS than the Agreement contemplated.  DBGS further understands that if the Court refuses to accept any provision of

12

this Agreement, except paragraph 18 above, neither party shall be bound by the provisions of the Agreement.

Breach of Agreement
21.            DBGS agrees that if it breaches this Agreement, commits any federal crime between the date of this Agreement and the expiration of the DPA, or has provided or provides deliberately false, incomplete, or misleading information in connection with this Agreement, the Department may, in its sole discretion, characterize such conduct as a breach of this Agreement.  In the event of such a breach, (a) the Department will be free from its obligations under the Agreement and may take whatever position it believes appropriate as to the sentence; (b) DBGS will not have the right to withdraw the guilty plea; (c) DBGS shall be fully subject to criminal prosecution for any other crimes that it has committed or might commit, if any, including perjury and obstruction of justice; and (d) the Department will be free to use against DBGS, directly and indirectly, in any criminal or civil proceeding any of the information or materials provided by DBGS pursuant to this Agreement, as well as the admitted Statement of Facts attached as Exhibit 3.

22.            In the event of a breach of this Agreement by DBGS, if the Department elects to pursue criminal charges, or any civil or administrative action that was not filed as a result of this Agreement, then:

13

a.	DBGS agrees that any applicable statute of limitations is tolled between the date of DBGS’s signing of this Agreement and the discovery by the Department of any breach by DBGS plus one year; and
b.	DBGS gives up all defenses based on the statute of limitations (as described in Paragraph 14), any claim of pre-indictment delay, venue, or any speedy trial claim with respect to any such prosecution or action, except to the extent that such defenses existed as of the date of the signing of this Agreement.

Complete Agreement
23.            This document states the full extent of the agreement between the parties.  There are no other promises or agreements, express or implied.  Any modification of this Agreement shall be valid only if set forth in writing in a supplemental or revised plea agreement signed by all parties.

AGREED:
FOR DB GROUP SERVICES UK LIMITED:

Date: 4/23/15	/s/ Steven F. Reich

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Steven F. Reich
General Counsel – Americas Deutsche Bank AG

Date: 4/23/15	/s/ Robert Finzi
Robert Finzi, Esq.
Andrew Finch, Esq.
Theodore V. Wells, Jr., Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

15

FOR THE DEPARTMENT OF JUSTICE, CRIMINAL DIVISION, FRAUD SECTION:

ANDREW WEISSMANN Chief, Fraud Section Benjamin D. Singer Deputy Chief, Fraud Section Criminal Division United States Department of Justice

Date: 4/23/15	By:	/s/ Jennifer L. Saulino
Jennifer L. Saulino
Assistant Chief, Fraud Section

Date: 4/23/15	By:	/s/ Alison L. Anderson
Alison L. Anderson
Trial Attorney, Fraud Section

FOR THE DEPARTMENT OF JUSTICE, ANTITRUST DIVISION:

JEFFREY D. MARTINO Chief, New York Field Office Antitrust Division United States Department of Justice

Date: 4/23/15	By:	/s/ Richard A. Powers
Richard A. Powers
Trial Attorney, Antitrust Division

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CERTIFICATE OF COUNSEL
We are counsel for DB Group Services (UK) Ltd. (“DBGS”) in the matter covered by this Agreement.  In connection with such representation, we have examined relevant DBGS documents and have discussed the terms of this Agreement with DBGS’s Board of Directors.  Based on our review of the foregoing materials and discussions, we are of the opinion that the representative of DBGS has been duly authorized to enter into this Agreement on behalf of DBGS and that this Agreement has been duly and validly authorized, executed, and delivered on behalf of DBGS and is a valid and binding obligation of DBGS.  Further, we have carefully reviewed the terms of this Agreement with the Board of Directors and the legal counsel of DBGS.  We have fully advised them of the rights of DBGS, of possible defenses, of the Sentencing Guidelines’ provisions and of the consequences of entering into this Agreement.  To our knowledge, the decision of DBGS to enter into this Agreement, based on the authorization of the Board of Directors, is an informed and voluntary one.

Date:  April 23, 2015

By:	/s/ Roberto Finzi
Roberto Finzi, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP Counsel for DBGS

By:	/s/ Andrew C. Finch
Andrew C. Finch, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP Counsel for DBGS

By:	/s/ Theodore V. Wells, Jr. / ACF
Theodore V. Wells, Jr., Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP Counsel for DBGS

COMPANY OFFICER’S CERTIFICATE
I have read this Agreement and carefully reviewed every part of it with outside counsel for DB GROUP SERVICES UK LIMITED (“DBGS”).  I understand the terms of this Agreement and voluntarily agree, on behalf of DBGS, to each of its terms. Before signing this Agreement, I consulted outside counsel for DBGS.  Counsel fully advised me of the rights of DBGS, of possible defenses, of the Sentencing Guidelines’ provisions, and of the consequences of entering into this Agreement.

I understand that outside counsel for DBGS has advised the Board of Directors fully of the rights of DBGS, of possible defenses, of the Sentencing Guidelines’ provisions, and of the consequences of entering into the Agreement.

No promises or inducements have been made other than those contained in this Agreement.  Furthermore, no one has threatened or forced me, or to my knowledge any person authorizing this Agreement on behalf of DBGS, in any way to enter into this Agreement.  I am also satisfied with outside counsel’s representation in this matter.  I certify that I am General Counsel – Americas for Deutsche Bank AG and am duly authorized by DBGS to execute this Agreement on behalf of DBGS.

Date:  April 23, 2015

DB Group Services UK Limited

By:	/s/ Steven F. Reich
Steven F. Reich, Esq.
General Counsel – Americas Deutsche Bank AG

EXHIBIT 1

Certificate of Corporate Resolutions
A copy of the executed Certificate of Corporate Resolutions is annexed hereto as “Exhibit 1.”

COPY OF THE RESOLUTIONS OF THE BOARD OF DIRECTORS

OF

DB GROUP SERVICES (UK) LIMITED
Background
On 22 April 2015, the board of directors (the Board) of DB Group Services (UK) Limited (the Company) considered:
(a)	the discussions between the Company, through its legal counsel, and the United States Department of Justice, Criminal Division, Fraud Section, and the Antitrust Division (together, the DOJ) regarding its investigation into potential criminal violations related to the London Interbank Offered Rate (LIBOR) and the Euro Interbank Offered Rate (EURIBOR) (the LIBOR Investigation);
(b)	a pack of settlement documents, pursuant to which the Company and Deutsche Bank AG (DBAG) proposed to settle the LIBOR Investigation, including:
(i)	a draft Plea Agreement, with appendices, between the Company and the DOJ (the Draft Plea Agreement);
(ii)	as an appendix to the Draft Plea Agreement, a draft statement of facts relating to the involvement of the Company’s employees in misconduct in relation to the LIBOR and EURIBOR benchmarks; and
(iii)	a draft Information expected to be filed in the U.S. District Court for the District of Connecticut, charging the Company with one count of wire fraud, in violation of Title 18, United States Code, Section 1343.
(c)	a draft written special resolution to be passed by the Company’s sole shareholder (the Written Shareholder Resolution) containing a direction in relation to the matters referred to in sub-paragraphs (a) and (b) above;
(d)	the terms of a proposed resolution of the board of DBAG (the DBAG Resolution) to the effect that DBAG be authorised to sign and execute any documents and take all other steps that are necessary or deemed useful to ensure and facilitate, to the extent legally possible, the entering of a guilty plea in the U.S. vis-à-vis the DOJ by the Company; and
(e)	the advice to the Board from its legal counsel regarding the terms of the Draft Plea Agreement, as well as advice regarding the waiver of rights and other consequences of signing the Draft Plea Agreement.
Resolutions
After careful consideration the Board RESOLVED, conditionally upon receipt by the Board of (i) a copy of the DBAG Resolution duly passed and (ii) a copy of the signed Written Shareholder Resolution, THAT:
1.	It was in the best commercial interests of the Company and would promote the success of the Company for the benefit of its members as a whole, having regard to the factors set out in section

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172 of the Companies Act 2006 and other factors, for the Company to enter into the Draft Plea Agreement and to enter into the guilty plea referred to therein (the Guilty Plea).
2.	Any director of the Company (a Director), Christian Sewing, Richard Walker, Simon Dodds, Christof von Dryander, Kieran Garvey, Maureen Lewis and Gayathri Kamalanathan and Roberto Finzi, Andrew C. Finch and Theodore V. Wells, Jr. of the U.S. law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP, acting individually or jointly, be authorised on behalf of the Company to:
(a)	agree any amendment to the Draft Plea Agreement prior to execution provided that the plea agreement to be entered into by the Company be substantially in the same form and substance as the Draft Plea Agreement;
(b)	agree the terms of, and sign on behalf of the Company, any related document; and
(c)	take any and all actions as may be necessary or appropriate, and to approve the forms, terms and provisions of any agreement or other documents as may be necessary or appropriate, to carry out or give effect to the purpose and intent of these Resolutions (including signing and delivering any such agreement or document on behalf of the Company).
3.	The execution of any relevant document as a deed in relation to these Resolutions be authorised and that this be effected by that document being signed by any Director in the presence of a witness or by any two Directors or by any one Director and either of the joint company secretaries of the Company, in each case on behalf of the Company.
4.	Christian Sewing, Richard Walker, Simon Dodds, Christof von Dryander, Kieran Garvey, Maureen Lewis and Gayathri Kamalanathan and Roberto Finzi, Andrew C. Finch and Theodore V. Wells, Jr. of the U.S. law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP, or any delegate who he/she may select, acting individually or jointly, be authorised:
(a)	to execute the Draft Plea Agreement on behalf of the Company with any such amendments as may have been approved in accordance with these Resolutions provided that the plea agreement executed on behalf of the Company be substantially in the same form and substance as the Draft Plea Agreement;
(b)	to act and speak on behalf of the Company in any proceeding, or as otherwise necessary, for the purpose of executing the Draft Plea Agreement (with any amendments as referred to above), including the entry of the Guilty Plea on behalf of the Company; and
(c)	to take such further action as appears to him/her necessary or desirable to carry into effect the intent and purpose of these Resolutions.
5.	All of the actions of the Directors and any individuals authorised to act on behalf of the Company by the above Resolutions, which actions would have been within the scope of and authorised by the above Resolutions except that such actions were taken prior to the passing of such Resolutions, be severally ratified, confirmed, approved and adopted as actions on behalf of the Company;
6.	Any Director and Joanne Bagshaw and Andrew Bartlett, both joint company secretaries of the Company, who was in attendance at the Board meeting at which these Resolutions were passed, be individually authorised to certify a copy of these Resolutions.
7.	Christian Sewing, Richard Walker, Simon Dodds, Christof von Dryander, Kieran Garvey, Maureen Lewis and Gayathri Kamalanathan and Roberto Finzi, Andrew C. Finch and Theodore V. Wells, Jr.

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of the U.S. law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP be individually authorised to provide to the DOJ a certified copy of these Resolutions.
8.	Each joint company secretary of the Company be individually authorised to file with the Registrar of Companies a record of the Written Shareholder Resolution and the relevant forms.
I, Joanne Bagshaw, being the joint company secretary of the Company, certify that the resolutions set out above are the resolutions that were passed by the Directors of the Company at a board meeting duly held on 22 April 2015.

/s/ Joanne Bagshaw
Joint Company Secretary

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EXHIBIT 2

Corporate Compliance Undertakings
Attached are the relevant excerpts of the agreements entered into by DBGS Limited’s parent, Deutsche Bank AG (“Deutsche Bank”), in resolving regulatory investigations in this matter with the United States Commodity Futures Trading Commission.

EXHIBIT 3
Statement of Facts
The following Statement of Facts is incorporated by reference as part of the Plea Agreement between the Fraud Section of the Criminal Division and the Antitrust Division of the United States Department of Justice (together, the “Department”) and DB Group Services (UK) Limited (“DBGS”) and DBGS hereby agrees and stipulates that the following information is true and accurate.  DBGS admits, accepts, and acknowledges that it is responsible for the acts of its officers, employees, and agents as set forth below.  Had this matter proceeded to a trial or sentencing hearing, the Department would have proven, by the applicable standard of proof and by admissible evidence, the facts alleged below and set forth in the criminal Information.  This evidence would establish the following:

I.

BACKGROUND
A.	LIBOR and EURIBOR
1.            Since its inception in approximately 1986, the London Interbank Offered Rate (“LIBOR”) has been a benchmark interest rate used in financial markets around the world.  Futures, options, swaps, and other derivative financial instruments traded in the over-the-counter market

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and on exchanges worldwide are settled based on LIBOR.  The Bank of International Settlements has estimated that in the second half of 2009, for example, the notional amount of over-the-counter interest rate derivative contracts was valued at approximately $450 trillion.  In addition, mortgages, credit cards, student loans, and other consumer lending products often use LIBOR as a reference rate.

2.            During the relevant period, LIBOR was published under the auspices of the British Bankers’ Association (“BBA”), a trade association with over 200 member banks that addresses issues involving the United Kingdom banking and financial services industries.  The BBA defined LIBOR as:

The rate at which an individual Contributor Panel bank could borrow funds, were it to do so by asking for and then accepting inter-bank offers in reasonable market size, just prior to 11:00 [a.m.] London time.
This definition had been in place since approximately 1998.

3.            LIBOR rates were initially calculated for three currencies:  the United States Dollar, the British Pound Sterling, and the Japanese Yen.  Over time, the use of LIBOR expanded, and benchmark rates were calculated for ten currencies, including the original three.

4.            During the relevant period, the LIBOR for a given currency was the result of a calculation based upon

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submissions from a panel of banks for that currency (the “Contributor Panel”) selected by the BBA.  Each member of the Contributor Panel submitted its rates every London business day through electronic means to Thomson Reuters, as an agent for the BBA, by 11:10 a.m. London time.  Once each Contributor Panel bank had submitted its rate, the contributed rates were ranked.  The highest and lowest quartiles were excluded from the calculation, and the middle two quartiles (i.e., 50% of the submissions) were averaged to formulate the resulting LIBOR “fix” or “setting” for that particular currency and maturity.

5.            The LIBOR contribution of each Contributor Panel bank was submitted to between two and five decimal places, and the LIBOR fix was rounded, if necessary, to five decimal places.  In the context of measuring interest rates, one “basis point” (or “bp”) is one-hundredth of one percent (0.01%).

6.            Thomson Reuters calculated and published the rates each business day by approximately 11:30 a.m. London time.  Fifteen maturities (or “tenors”) were quoted for each currency, ranging from overnight to twelve months.  The published rates were made available worldwide by Thomson Reuters and other data vendors through electronic means and through a variety of information sources.  In

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addition to the LIBOR fix resulting from the calculation, Thomson Reuters published each Contributor Panel bank’s submitted rates along with the names of the banks.

7.            According to the BBA, each Contributor Panel bank had to submit its rate without reference to rates contributed by other Contributor Panel banks.  The basis for a Contributor Panel bank’s submission, according to a clarification the BBA issued in June 2008, was to be the rate at which members of the bank’s staff primarily responsible for management of the bank’s cash, rather than the bank’s derivatives trading book, believed that the bank could borrow unsecured inter-bank funds in the London money market.  Further, according to the BBA, a Contributor Panel bank should not have contributed a rate based on the pricing of any derivative financial instrument.  In other words, a Contributor Panel bank’s LIBOR submissions should not have been influenced by its motive to maximize profit or minimize losses in derivatives transactions tied to LIBOR.

8.            The Contributor Panel for United States Dollar (“USD”) LIBOR from at least 2003 through 2010 was comprised of 16 banks, including Deutsche Bank AG (“DB”).  The Contributor Panel for Yen LIBOR from at least 2006 through 2010 was comprised of 16 banks, including DB.  The

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Contributor Panel for Swiss Franc (“CHF”) LIBOR from at least 2007 through 2011 was comprised of 12 banks, including DB.  The Contributor Panel for Pound Sterling (“GBP”) LIBOR from at least 2005 through 2010 was comprised of 16 banks, including DB.

9.            From at least 2005 to at least 2011, DB was a member of the Contributor Panel for the Euro Interbank Offered Rate (“EURIBOR”).  During that time, EURIBOR was a reference rate overseen by the European Banking Federation (“EBF”), which is based in Brussels, Belgium.  From 2005 to 2011, the EURIBOR Contributor Panel was comprised of approximately 42 to 48 banks.  EURIBOR was the rate at which Euro interbank term deposits within the Euro zone were expected to be offered by one prime bank to another, at 11:00 a.m. Brussels time.

10.            Thomson Reuters, as an agent of the EBF, calculated and published the EURIBOR rates each day.  Each Contributor Panel bank submitted its contributed rate to Thomson Reuters through electronic means, and then the contributed rates were ranked.  The highest and lowest 15% of all the quotes were excluded from the calculation, and the remaining rates (i.e., the middle 70%) were averaged to formulate the resulting EURIBOR fix for each tenor.  The published rates, and each Contributor Panel bank’s

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submitted rates, were made available worldwide through electronic means and through a variety of information sources.

11.            Because of the widespread use of LIBOR, EURIBOR, and other benchmark interest rates in financial markets, these rates play a fundamentally important role in financial systems around the world.

B.	Interest Rate Swaps
12.            An interest rate swap (“swap”) is a financial derivative instrument in which two parties, called counterparties, agree to exchange interest rate cash flows. If, for example, a party has a transaction in which it pays a fixed rate of interest but wishes to pay a floating rate of interest tied to a reference rate, it can enter into an interest rate swap to exchange its fixed rate obligation for a floating rate one.  In the example above, Party A would pay a fixed rate to Party B, while Party B pays a floating interest rate to Party A indexed to a reference rate like LIBOR or EURIBOR.  In other words, Party B’s interest payments to Party A are variable and change based on the movements in LIBOR or EURIBOR.  There is no exchange of principal amounts, which are commonly referred to as the “notional” amounts of the swap transactions.  Interest rate swaps are traded over-the-counter in that they are

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negotiated in transactions between counterparties and are not traded on exchanges.

C.	Forward Rate Agreements
13.            Similar to an interest rate swap, a forward rate agreement (“FRA”) is an agreement between counterparties to exchange interest rate payments on a notional amount beginning at a future date and ending on some other future date.  The interest rates are determined at the time of contracting.  FRAs are commonly used to hedge future interest rate fluctuations.  If, for example, a party wants to hedge against the risk of rising interest rates, that party can enter into a FRA at a fixed rate, guaranteeing the fixed rate at the future end date.  Meanwhile, if a party desires to hedge against the risk of a decline in an interest rate, they may enter into a FRA at a floating rate, indexed to a reference rate like LIBOR or EURIBOR.  FRAs are also utilized by speculators who in essence bet on future changes in interest rates.  Like swaps, there is no exchange of notional amounts; instead, the only amount exchanged is the difference between the contracted interest rates.

D.	DB and DBGS
14.            Deutsche Bank AG (“DB”) is a financial services corporation with headquarters located in Frankfurt,

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Germany.  DB has banking divisions and subsidiaries around the world, including in the United States, with its United States headquarters located in New York, New York. From 2006 to 2011, one of DB’s business units was Global Finance and Foreign Exchange (“GFFX”), which in turn consisted of Global Finance and FX Forwards (“GFF”) and Foreign Exchange (“FX”).  The GFFX unit had employees in multiple legal entities associated with DB, and multiple locations around the world including London and New York.  DB, through its GFFX unit, employed traders in both its Pool Trading groups and its Money Market Derivatives (“MMD”) groups.1  Many GFFX traders in London were employed by DBGS, a wholly owned, indirect subsidiary of DB.  DB and DBGS’s derivatives traders were responsible for trading a variety of financial instruments, some of which, such as interest rate swaps and forward rate agreements, were tied to reference rates such as LIBOR and EURIBOR.

15.            DB’s pool traders engaged in, among other things, cash trading and overseeing DB’s internal funding and liquidity.  In addition, DB’s pool traders traded a variety

1    While GFFX was the primary business unit involved in the conduct addressed in this Statement of Facts, traders from another business unit participated as well.  For instance, Trader-19—an employee of DBGS— worked in DB’s Rates group beginning in 2008 as a DB EURIBOR trader in London who traded a significant amount of interest rate derivative products linked to EURIBOR during the relevant time period.  Trader-19 made requests of the EURIBOR submitters similar to those made by other derivatives traders of their relevant submitters.
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of financial instruments, some of which, such as interest rate swaps and forward rate agreements, were tied to LIBOR and EURIBOR.  DB’s pool traders were primarily responsible for formulating and submitting, on a daily basis, DB’s LIBOR and EURIBOR contributions.  DB’s MMD traders were responsible for, among other things, trading a variety of financial instruments, some of which, such as interest rate swaps and forward rate agreements, were tied to LIBOR and EURIBOR.  Both the pool traders and the MMD traders worked in close proximity and reported to the same chain of management.  DBGS employed many of DB’s London-based pool and MMD traders.

II.

THE SCHEME TO DEFRAUD
16.            From at least 2003 through at least 2010, DB derivatives traders engaged in a scheme to defraud DB’s counterparties by secretly attempting to manipulate and manipulating U.S. Dollar, Yen, and Pound Sterling LIBOR, as well as EURIBOR (collectively the “IBORs” or “IBOR”). They carried out this scheme by attempting to manipulate and manipulating the various IBOR submissions.  These derivatives traders requested that the DB IBOR submitters send in benchmark interest rates that would benefit the traders’ trading positions, rather than rates that complied

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with the definitions of the IBORs.  These derivatives traders either requested a particular IBOR contribution for a particular tenor and currency, or requested that the rate submitter contribute a higher, lower, or unchanged rate for a particular tenor and currency.

17.            In light of the large notional values that form the basis of many derivatives trades tied to the IBORs, even small movements in the IBORs had a substantial impact on the profitability of trading positions.

18.            In the instances when the published benchmark interest rates were manipulated in DB’s favor due to DB’s manipulation of its own or other banks’ submissions, that manipulation benefitted DB derivatives traders, or minimized their losses, to the detriment of counterparties located in Connecticut and elsewhere, at least with respect to the particular transactions comprising the trading positions that the traders took into account in making their requests to the rate submitters.  Certain DB pool and MMD derivatives traders who tried to manipulate LIBOR and EURIBOR submissions understood the features of the derivatives products tied to these benchmark interest rates; accordingly, they understood that to the extent they increased their profits or decreased their losses in certain transactions from their efforts to manipulate

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rates, their counterparties would suffer corresponding adverse financial consequences with respect to those particular transactions. The derivatives traders did not inform their counterparties that the traders were engaging in efforts to manipulate the IBORs to which the profitability of their trades was tied.

19.            When the requests of derivatives traders for favorable IBOR submissions were taken into account by the DB pool traders, DB’s rate submissions were false and misleading.  Those false and misleading LIBOR and EURIBOR contributions affected or tended to affect the value and cash flows of derivatives contracts, including interest rate swap contracts.  Moreover, in making and in accommodating these requests, the derivatives traders and submitters were engaged in a deceptive course of conduct in an effort to gain an advantage over their counterparties.  As part of that effort: (1) DB pool and MMD traders submitted and caused the submission of materially false and misleading IBOR contributions; and (2) derivatives traders, after initiating and continuing their effort to manipulate IBOR contributions, negotiated and entered into derivative transactions with counterparties that did not know that DB employees were often attempting to manipulate the relevant rate.

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20.            DB entered into interest rate derivatives transactions tied to the IBORs – such as derivatives and forward rate agreements – with counterparties to those transactions.  Some of those counterparties were located in the United States.  Those United States counterparties included, among others, asset management corporations, business corporations, universities, non-profit organizations, and insurance companies.  Those counterparties also included banks and other financial institutions in the United States or located abroad with branches in the United States.

21.            From the perspective of a counterparty, information that a derivatives trader on the opposite side of a trade was engaging in efforts to manipulate the IBORs to which the value of the trade was tied was material.  False and misleading IBOR submissions that could affect the published rate were also material from a counterparty’s perspective.

22.            When DB derivatives traders made requests of DB pool traders in order to influence DB’s benchmark interest rate submissions, and when the pool traders accommodated those requests, the manipulation of the submissions affected the fixed rates on various occasions.

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23.            DBGS derivatives traders who participated in the scheme described above devised and carried out a scheme to defraud their counterparties, and to obtain money and property from their counterparties by means of materially false and fraudulent pretenses and representations, knowing that they were false and fraudulent when made and acting with fraudulent intent.  This deceptive scheme involved efforts by DBGS derivatives traders to manipulate hundreds of IBORs.

III.

EXECUTION OF THE SCHEME TO DEFRAUD
A.	USD LIBOR
24.            The global market for financial products linked to USD LIBOR is the largest and most active derivatives market in the world.  Many of these products are traded in the United States and involve U.S.-based counterparties. Additionally, USD LIBOR is the variable rate for many forms of consumer debt such as mortgages, credit cards, and student loans.

25.            From at least 2003 through at least 2010, DBGS employees regularly sought to manipulate USD LIBOR to benefit their trading positions and thereby benefit themselves and DB.
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26.            During most of this period, traders at DB who traded products linked to USD LIBOR were primarily located in London and New York.  DBGS employed almost all of the USD LIBOR traders who were located in London and involved in the misconduct.  DB’s USD traders in London reported to Manager-1, a USD pool trader who supervised the USD pool trading desk and in 2009 had supervisory responsibilities over all of DB’s GFF unit in London.  Manager-1, along with a more junior USD pool trader, Submitter-1, was responsible for submitting USD LIBOR rates on behalf of DB.  Manager-1 and Submitter-1 also traded derivative products tied to USD LIBOR.  In fact, Manager-1 was one of the bank’s largest volume USD derivatives traders.  At times, between 2005 and 2007, DB’s London office also employed two additional pool traders, Submitter-2 and Submitter-3, who traded, among other things, financial products tied to USD LIBOR.  At times, these pool traders also submitted DB’s USD LIBOR contribution as back-up submitters.  Throughout the relevant period, DB’s London office also had two derivatives traders on its MMD desk who primarily traded USD LIBOR-based derivative products: Trader-1 and Trader-2. Trader-1 and Trader-2 sat next to Manager-1 and Submitter-1, DB’s USD LIBOR submitters, and both reported directly to Manager-1.  Manager-1, who was a DBGS employee, reported

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directly to Senior Manager-1, who was not a DBGS employee. Trader-3, the most profitable derivatives trader at DB during the relevant period, who in 2009 became the head of DB London MMD desk, also traded a substantial volume of financial products tied to USD LIBOR despite primarily being a Euro trader.  Trader-3 was not a DBGS employee, but he regularly interacted with the DBGS employees as he sat in very close proximity with them.

27.            DBGS employed Manager 1, Submitter 1, Trader 1, and Trader 2 who worked closely with other DB employees who traded USD LIBOR-based derivatives.

28.            During the same time, DB had a MMD desk in New York that traded derivatives products tied to USD LIBOR. This group was not employed by DBGS but consisted of, among others, Manager-2, the head of DB’s New York MMD desk between 2005 and 2007, and Trader-4, a derivatives trader who reported to Manager-2 during Manager-2’s tenure at DB. Between 2005 and 2006, DB’s New York MMD desk employed Trader-5, and at least one junior trader, Trader-6.  Manager-2 reported directly to Manager-3, the head of DB’s GFF unit in the Americas, who in turn reported to Senior Manager-1.  After Manager-2 left DB in early 2008, Trader-4 reported to Manager-3 and Trader-3.  In addition to a MMD desk, DB also operated a pool trading desk in New York.

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This group consisted of, among others, Trader-8 who occasionally traded USD LIBOR-based derivative products.  Throughout the relevant period, at least one pool trader in DB’s Frankfurt office, Trader-9, also traded financial products tied to USD LIBOR.

29.            Consistent with DB’s plan to facilitate information sharing between pool traders and derivatives traders, throughout the relevant period, DB USD LIBOR submitters in London sat within feet of the USD LIBOR traders.  This physical proximity enabled the traders and submitters to conspire to make and solicit requests for particular LIBOR submissions.  Moreover, Manager-1 both supervised the USD submission process and was one of the bank’s largest volume USD derivatives traders, and the USD submitters had access to his book and were aware of Manager-1’s positions.

30.            From 2003 until 2008, USD LIBOR-based derivatives traders made on average weekly verbal requests and occasional written requests for DB’s USD LIBOR submissions that were typically accommodated.  The purpose of the requests was to manipulate the ultimate rate to the benefit of DB traders’ positions, conduct which was inconsistent with the definition of LIBOR.  Moreover, DB’s USD LIBOR submitter would not simply alter one or two of the tenors

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for DB’s daily USD LIBOR submissions.  Instead, when the request was for a particular tenor, such as 3 month USD LIBOR, Submitter-1 often altered the other tenors so that the manipulation was not conspicuous.  In other words, a request for a change in one DB USD LIBOR tenor, when accommodated, often resulted in a change to the bank’s submission for most tenors on that day.

31.            Also in an effort to conceal the manipulation and make it less conspicuous, Submitter-1 kept his submissions within or near a range he felt could be reasonably justified by market conditions.  In other words, Submitter-1 would choose the lower or higher end of the range that would not look conspicuous, based on trader requests, but he typically did not exceed a reasonable range because he did not want the manipulation to be noticeable.

32.            In 2008, the nature of USD LIBOR manipulation changed because of the financial crisis.  During the financial crisis, derivatives traders at DB employed a trading strategy that bet on the widening of the spread between 1 month, 3 month, and 6 month USD LIBOR, among other currencies, that would result from the dislocation of financial markets.  Traders at DB used this strategy from 2008-2009 and the bank profited substantially from its success. On almost every day during this time, Submitter-1

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altered DB’s USD LIBOR submissions to align with the needs of this trading strategy, i.e. persistently low 1 month and high 3 and 6 month USD LIBOR submissions.  If DB’s USD LIBOR submissions did not align with the trading strategy, then the DB USD derivatives traders – seated nearby Submitter-1 – complained to Submitter-1.

33.            In addition to the frequent verbal requests, a number of written communications highlight how DB attempted to, and at times did, manipulate USD LIBOR.  At times, these written requests came from traders who were located in New York or Frankfurt or when certain London-based traders were out of the office on a particular day.  The following communications are examples of these types of written requests.

34.            On March 22, 2005, Submitter-1, a DBGS employee, informed Trader-8, a trader in New York, in an electronic chat, that he would be able to alter his LIBOR submissions to favor Trader-8’s trading positions:

Submitter-1:	if you need something in particular in the libors i.e. you have an interest in a high or a low fix let me know and there’s a high chance i’ll be able to go in a different level. Just give me a shout the day before

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or send an email from your blackberry first thing.
Trader-8:	Thanks – our CP guys have been looking for it a bit higher – not a big deal.

35.            On September 21, 2005, Trader-3 replied to one of Submitter-1’s daily emails which predicted where USD Libor would fix. In his reply, Trader-3 stated “LOWER MATE LOWER !!”  Submitter-1 replied “will see what i can do but it’ll be tough as the cash is pretty well bid,” indicating that the rate may increase amidst an active cash market. Shortly thereafter, Trader-3 responded: “[Bank A] IS DOIN IT ON PURPOSE BECAUSE THEY HAVE THE EXACT OPPOSITE POSITION – ON WHICH THEY LOST 25MIO SO FAR – LET’S TAKE THEM ON.” Submitter-1 replied, “ok, let’s see if we can hurt them a little bit more then.”

36.            In another example, on September 26, 2005, Manager-1, a DBGS employee, solicited requests from Trader-1, a London-based MMD trader and also a DBGS employee, in an electronic chat:

Manager-1:	libors any requests?
Trader-1:	HIGH FREES, LOW 1MUNF
Manager-1:	what levels?

37.            As another example, on February 24, 2006, Manager-1 and a MMD trader, Trader-3, asked Submitter-1 to

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push DB’s 1-month USD LIBOR submission as low as possible. After a broker had informed Manager-1 that USD LIBOR would probably be around 60.5, Manager-1 forwarded the email message to Trader-3, Submitter-1, and Trader-1, asking Submitter-1 to “Push for 60 [Submitter-1].”  Trader-3 then pushed further, “or even 58 if u can Coffee on me.” Submitter-1, in reply to both Manager-1 and Trader-3, stated, “ok right now we’re looking like 60.5 given what people are saying.  Will work on it all morning.”

38.            Similarly, Trader-9, who was located in Frankfurt, also requested that DB’s USD LIBOR submitters in London, who were DBGS employees, manipulate USD LIBOR submissions.  For example, on March 28, 2007, Trader-9 made a request of Manager-1, in an electronic chat, “I WOULD NEED A HIGH 3 MTS LIBOR TODAY, BUT I THINK YOU DO TOO!!” to which Manager-1 replied with a suggestion “35?”  Trader-9 then expressed his agreement and appreciation “YEP PSE.”

39.            In an example of how a request involving two DBGS employees altered DB’s USD LIBOR submission, Trader-1 asked for a high submission from Submitter-2, in an electronic chat, who was setting USD LIBOR on that occasion:

Trader-1:	can we have a high 6mth libor today pls gezzer?

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Submitter-2:	sure dude, where wld you like it mate ?
Trader-1:	think it shud be 095?
Submitter-2:	cool, was going 9, so 9.5 it is
Trader-1:	super – don’t get that level of flexibility when [Manager-1] is in the chair fyg!

40.            DB’s USD LIBOR traders in New York also made requests of the bank’s USD LIBOR submitters in London, Submitter-1, who was employed by DBGS, and were actively encouraged to do so by their supervisor, Manager-2, who was not employed by DBGS.  For example, on November 28, 2005, Manager-2 and Manager-1, who was employed by DBGS, discussed, in email messages, Manager-2’s present trading strategy and his need for a higher 1-month rate and Manager-1 prompted Manager-2 to keep Manager-1 informed. Then, on November 29, 2005, Manager-1 confirmed that they had taken Manager-2’s request into account, in an email, “looking like 29 in 1 mth libor – we went in 295 for u.” Similarly, on August 12, 2007, Manager-2 asked Manager-1 and Submitter-1, in an email, “If possible, we need in NY 1mo libor as low as possible next few days….tons of pays coming up overall….thanks!”  Submitter-1 then agreed to try and help, “Will do our best [Manager-2].”  Three days

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later, on August 15, Submitter-1 wrote, in an email, that he was still keeping one month USD LIBOR low, noting “1m libor looking like 57 today [Manager-2],” to which Manager-2 replied, “Thanks [Submitter-1], you are the man!”

41.            Trader-4, who was in New York and not employed by DBGS, made requests of DB’s USD LIBOR submitters in London to benefit his trading positions.  For example, on March 20, 2006, Trader-4 sent a USD LIBOR request, in an email, to Submitter-1, “Hi [Submitter-1] Regarding Mondays 3mLibor, MMD NY is receiving 3mL on USD 6.5 Bn so hoping for higher 3mL. Cheers [Trader-4].” Similarly, on April 11, 2006, Trader-4 sent an email request to Submitter-1, “Hi [Submitter-1] FYI I am receiving 3mL on 5.5 Bn of the April 12 fixing so a higher 3m Libor on Wed morning would help me.  Regards [Trader-4].”  Submitter-1 then passed along the request to Manager-1, in an email, noting “Hi [Trader-4], I’m off today but I’ll pass the message on to [Manager-1]. Thanjs.”  Submitter-1 passed the request along one minute later.  Again, on July 20, 2006, Trader-4 told Submitter-1, in an email, “FYI I’m short (paying 1mL) on 6bn of the 1mL tomw in case you have a chance to make it lower” and Submitter-1 responded, “leave it with me on the 1m.”

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42.            Trader-5, another MMD USD LIBOR trader in New York who was not employed by DBGS, likewise made a request. On May 17, 2006 Trader-5 sent a request, in an email, to Manager-1, “Hi [Manager-1], hope you’ve been well. If you can help we can use a high 3m fix tom,” to which Manager-1 replied to Trader-5 and Submitter-1, “[Trader-5], I’m off but [Submitter-1] is your libor man [] [Submitter-1] could you take a look at 3s libor in the morning for [Trader-5].” Submitter-1 then agreed to accommodate the request, replying “Will do chaps.” The following morning after he submitted DB’s contribution, Submitter-1 wrote to Trader-5, in a chat, “morning [Trader-5], I went in at 19+ for the 3m libor, as you’ll see it almost manage to reach 19.”

43.            Having DB’s USD LIBOR pool traders in London both submit LIBOR and trade financial products tied to USD LIBOR presented a conflict of interest that contributed to the manipulation of USD LIBOR submissions for the benefit of the submitting traders. For example, when Manager-2 from New York requested of Submitter-1 and Manager-1, in an email, that “3mo Libor be as high as possible Thursday and Friday, if you see the market higher” on November 24, 2005, Submitter-1 replied, “[Manager-2], we’ve gone in relatively neutral as a high 3s doesn’t suit london at the moment. Hope that’s ok.”

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B.	EURIBOR
44.            The market for derivatives and other financial products linked to benchmark interest rates for the Euro is global and is one of the largest and most active markets for such products in the world.  A number of these products are traded in the United States – such as Euro-based swaps contracts traded over-the-counter – in transactions involving U.S.-based counterparties.

45.            Throughout most of the relevant period, traders in DB’s GFFX unit trading products linked to EURIBOR were located primarily in London and Frankfurt.  Pool traders in DB’s GFFX unit in Frankfurt determined DB’s submission to the EURIBOR panel.

46.            Trader-3, who was not a DBGS employee, became the global head of MMD in London in 2009, was a significant trader of EURIBOR-based derivative products at DB.  Trader-10 was a junior MMD trader in London, and a DBGS employee, working under Trader-3 since 2003.  Although Trader-3 and Trader-10 traded derivative products tied to a number of benchmark rates and currencies, including USD-LIBOR, the majority of their trading was in EURIBOR-based instruments.

47.            Instances of manipulation of DB’s EURIBOR submissions within DB date back at least to 2005, and involve, among other things, DBGS traders requesting

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beneficial submissions from DB pool traders, who were located in Frankfurt and not DBGS employees.  DB Pool traders also regularly solicited requests for submissions from DBGS Euro traders by asking them what EURIBOR submission would be most beneficial to their trading positions.  On many occasions throughout the five year period, the DB pool traders accommodated the derivatives traders’ requests.

48.            On many occasions, Trader-10 requested favorable EURIBOR submissions from DB’s submitters in Frankfurt.  For example, on January 23, 2007, Trader-10 requested a favorable submission from Submitter-4, in an electronic chat:

Trader-10:	[Manager-5] pls
Submitter-4:	Hihi he is on holiday, may I help
Trader-10:	Hi [Submitter-4], [Trader-10] here.. could we pls ask you to put low 1m fixing today please
Submitter-4:	hahahahh sure, I have just written [Trader-3] a bbg asking whether u have any preferences for the fixings. We have only small xposure there so sure we can put in a 60 fix in the 1m

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Trader-10:	thx vmuch [Submitter-4] we need evry penny we can get atm the ee it’s a bit tough to make money

49.            In another example, on October 12, 2005, Trader-10 attempted, in an electronic chat, to influence DB’s EURIBOR submissions and was rebuffed because DB’s EURIBOR setters in Frankfurt had to first consider what submission would most benefit their positions:

Trader-10:	Good morning [Submitter-4], [Trader-10] here.. could we please ask you to put in low 1m fixing pls
Submitter-4:	Difficlt, think [Senior Manager-6] wnarts it [] on the high side
Trader-10:	Oh no!! But ladies first no ;))?
Submitter-4:	First come first serve.
Trader-10:	Exctly.. And we have been begging you for last two month!!
Submitter-4:	But u dont sign my bonus right?
Trader-10:	Hahah hmmm.. Unfortunatly not…

C.	Yen LIBOR

50.            The market for derivatives and other financial products linked to benchmark interest rates for the Yen is global and is one of the largest and most active markets

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for such products in the world.  A number of these products are traded in the United States – such as Yen-based swaps contracts traded over-the-counter – in transactions involving U.S.-based counterparties.

51.            From at least 2006 through 2010, numerous DBGS employees engaged in regular efforts to manipulate Yen LIBOR to benefit DB’s trading positions and thereby benefit themselves.  This conduct included regular instances in which DB employees sought to influence Yen LIBOR submissions.  In furtherance of these efforts to manipulate Yen benchmarks, DB traders employed two principal and interrelated methods, including the following:

a)	internal requests within DB by derivatives traders for favorable Yen LIBOR submissions; and
b)	communications with a derivatives traders at another Contributor Panel bank.

Details and examples of this conduct are set forth below.

1)	Manipulation within DB of its Yen LIBOR Submissions
52.            During most of the relevant period, DB traders in DB’s GFFX unit trading products linked to Yen LIBOR were primarily located in London.  DBGS employed all of the Yen LIBOR derivatives and pool traders located in London. Submitter-7, a Yen pool trader with supervisory responsibilities, along with another Yen pool trader,

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Submitter-8, had primary responsibility for submitting Yen LIBOR rates on behalf of DB during most of the relevant period.  From at least 2006 to 2007, Submitter-3 and Submitter-2, two pool traders in London also traded derivative products tied to Yen LIBOR and Submitter-2 had a role in the Yen LIBOR submission process.  In 2008, DB also had one Yen LIBOR derivatives trader in London on the MMD desk, Trader-11.  Trader-11 reported directly to Trader-3. Although Trader-11 belonged to the MMD desk, he was also responsible for submitting DB’s Yen LIBOR rate during a significant portion of 2008 and 2009.

53.            Instances of manipulation of Yen LIBOR submissions within DB date back at least to 2006, and involve London-based DB pool and MMD traders submitting rates that would benefit their derivative trading positions as well as London-based Yen LIBOR pool and MMD traders making requests of other pool traders to submit rates that would benefit the requesting traders’ positions.  Pool traders also occasionally solicited requests from other Yen LIBOR traders by asking them what Yen LIBOR submissions would be most beneficial to their trading positions.  On many occasions, the DB pool traders accommodated the derivatives traders’ requests.  Moreover, in some cases, requests would not have been necessary because a

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derivatives trader with Yen positions was also the submitter, for example when Trader-11 was the submitter in 2008-2009.

54.            Having Yen pool or MMD traders submit Yen LIBOR and trade Yen LIBOR-based derivative products presented a conflict of interest that contributed to the manipulation of Yen LIBOR submissions for the benefit of the submitting trader.  For example, on September 1, 2008, Trader-11 admitted in a conversation, in an electronic chat, with Tom Alexander William Hayes, a Yen LIBOR-based derivatives trader at UBSUBS, that Trader-11 intended to submit a Yen LIBOR rate that would benefit his own trading position:

Trader-11:	but going to put high libors today
Hayes:	sure i think you guys are top in 1m anyway
Trader-11:	I am mate need it high!

Likewise, on June 15, 2009, Trader-11 explained, in an electronic chat, to Hayes that he could not set Yen LIBOR higher because “i think my libors will be unch[anged] for a while now . . . . . my led is quite high” and “i do not want 3m libor up.”

55.            A number of these requests were made by DB pool trader Submitter-3 by electronic chats.  For example, on May 22, 2006, Submitter-3 requested a favorable submission

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from Submitter-8 because of a large upcoming reset, “i’ve got a 3m jpy libor pay set today, could you go in low if it suits? thx,” to which Submitter-8 replied “YES SURE.”

2)	Interbank Manipulation
56.            As part of the scheme, from at least as early as August 2008, Trader-11, who was both a derivatives trader and Yen LIBOR submitter at DB, agreed with a trader at another other Contributor Panel bank to manipulate Yen LIBOR submissions.  At that time, Trader-11 and Hayes, a derivatives trader at UBS, agreed to influence their respective banks’ Yen LIBOR submissions to benefit the other trader’s trading positions when doing so would not conflict with their own trading positions.  Trader-11 and Hayes did this to benefit their respective trading books. Because Trader-11 was also responsible for the submission of DB’s Yen LIBOR rate in much of 2008 and 2009, he was able to directly manipulate DB’s submission both for himself and on the occasions when he agreed to accommodate Hayes’s requests.

57.            Despite the fact that Trader-11 agreed to manipulate DB’s Yen LIBOR submissions with Hayes, as early as 2008, Trader-11 recognized that doing so was illegal as shown in a telephone conversation with an unknown caller:

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Trader-11:	`Um…it was not…not that big movement in the cash and [UBS] is manipulating it at the moment to get it very low.
Unknown Caller (UC):	You are telling me that the [UBS] is manipulating right?
Trader-11:	Yeah. I mean yesterday [Hayes] came to me, ok, and said “hello mate,” “hello,” “I’ve got a big reset, that was yesterday, and about 750, uh…75 million yen dv01, can you put it low?”
…
Trader-11:	And [Hayes] said, ‘can you put it low?’ I said, ‘yeah, ok.’ At the end…at the end of the day, [laughter] it went down [unintelligble] bps when I think cash is better bid.
UC:	Fucking hell.
Trader-11:	And he’s doing that with the 16 banks [laughter].
UC:	That means [UBS] is asking 16 banks to…to…to ask you guys to put it high.
Trader-11:	Maybe not…not 16 banks, but you know, if he knows eight banks, that’s enough.

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…
Trader-11:	Yeah this is why the LIBOR came off yesterday. For no other reason.
…
Trader-11:	Yeah, yeah, I know, but…because it was manipulated by Hayes
UC:	Fucking hell, manipulating, Wow!
…

UC:	Is that...is that legal or illegal?
Trader-11:	No, that’s illegal. No, that’s illegal….

58.            As an example, on July 14, 2009, Trader-11 and Hayes discussed their efforts, in an electronic chat, to manipulate DB’s six month Yen LIBOR submission and how doing so would mutually benefit their trading positions by, at that stage of the plan, keeping their submissions higher:

Hayes:	if you cld hold your 6m fix till the eom wld be massive help
Trader-11:	I put higher today
Hayes:	thx
Trader-11:	suist me too

That same day, Hayes told Trader-11 how he would get UBS and other Contributor Panel banks to help lower the six month Yen LIBOR fix in the coming weeks as part of their

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plan, “just fyg after eom will get 6m down a lot, we will move from top to bottom, and so will [Bank H].”  By July 23, 2009, Hayes and Trader-11 finally confirmed that they would make a “massive push” to lower their respective Contributor Panel banks’ six month Yen LIBOR submissions by “aug 11th.”  In the following days and weeks, Trader-11 proceeded to lower DB’s six month Yen LIBOR submission by large amounts.

59.            Between 2008 and 2009, Trader-11 would also occasionally tell Hayes, over electronic chat, what rates DB was going to submit or ask Hayes if he had a preference for where that rate should be.  For example, on January 15, 2009, Trader-11 asked Hayes, “where should i put my libors,” and proceeded to list potential LIBOR submissions. Similarly, on May 13, 2009, Trader-11 informed Hayes that “we are dropping our [USD] libor 20 bp to 70.”

D.	CHF LIBOR
60.            On many occasions from at least 2007 through at least 2010, DB CHF LIBOR derivatives traders employed by DBGS, located in London, and elsewhere, asked DB pool traders to submit CHF LIBOR rates to benefit their trading positions in derivative products tied to CHF LIBOR.  The DB pool traders agreed to accommodate many of these requests.

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61.            During most of this period, DB traders within DB’s GFFX unit who were employed by DBGS and traded products linked to CHF LIBOR were located in London.  DB’s CHF LIBOR submission was originally made by Submitter-7 in London, but the responsibility moved over to DB’s GFFX unit in Frankfurt in approximately 2004.  After 2004, DB’s CHF LIBOR submitter was Submitter-9, a pool trader in Frankfurt who was not a DBGS employee.  At the same time, Trader-9, another pool trader in Frankfurt who was also not a DBGS employee was also involved in submitting DB’s CHF LIBOR rates.  From at least August 2008 to March 2010, Trader-11, an MMD trader in London employed by DBGS traded derivative products tied to CHF LIBOR in London.

62.            Evidence of manipulation of CHF LIBOR submissions by DBGS employees dates back to at least 2007 and involves MMD traders requesting from pool traders to submit CHF LIBOR submissions that would benefit the requesting traders’ positions.  Pool traders also occasionally solicited requests from other CHF LIBOR traders by asking them what CHF LIBOR submissions would be most beneficial to their trading positions.  In particular, the CHF LIBOR setters would maintain a spreadsheet of what rates they had submitted and intended to submit on behalf of DB.  This spreadsheet was often circulated to other DB traders in

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advance of DB’s CHF LIBOR submission to the BBA allowing those traders to request that the submission be moved to influence the CHF LIBOR fixing to benefit their trading positions.  In 2009, Submitter-9 told Trader-11 in a telephone call, “I now have libor contribution simulation in my spreadsheet.” On many occasions, the DB pool trader accommodated the derivatives traders’ requests.

63.            The manipulation of CHF LIBOR became more frequent when Trader-11 began trading CHF LIBOR-based derivative products on behalf of DB from 2008 through 2010. During that time, Trader-11 regularly communicated with Submitter-9, and on occasion Trader-9, about submitting CHF LIBOR submissions that were intended to benefit Trader-11’s trading positions.  Soon after he started, Trader-11 quickly let Submitter-9 know that he was trading these financial products and that the two could work together manipulate DB’s CHF LIBOR submissions.  On July 25, 2008, Trader-11 and Submitter-9 were introduced and discussed briefly, in an email, how this scheme would operate:

Trader-11:	Hello I trade CHF derivatives in London what are you putting for libors today please?
Submitter-9:	Hi mate welcome in one of the most interesting currency market heard

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out of the market that there is sombody at DB LDN now again trading CHF derivatives didnt check so far but probably going for 27 in the 1mth and 75 in the 3mths  In case you have aynthing special let me know rgds [Submitter-9]

64.            After that, the two regularly spoke about influencing DB’s CHF LIBOR submissions to benefit trading positions.  At times, they also discussed whether they could have a greater influence on the CHF LIBOR fixing by submitting at the low end of the Contributor Panel banks whose submissions would be averaged by the BBA or by submitting so low that DB would be dropped out of the calculation altogether.  For example, on September 25, 2008, the two agreed, in an electronic chat, to move DB’s rate for Trader-11’s benefit with Trader-11 explaining the motivation for his two requests.  In doing so, they also pushed for specific target CHF LIBOR submissions:

Submitter-9:	hi gd morning mate…in case it helps u my libor forecast: 1m 2.63 2m 2.70 3m 2.82 6m 2.98 9m 3.10 12m 3.235

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Trader-11:	ok many thanks can you put a high 3m please?
Submitter-9:	sure 83?
Trader-11:	many thanks really need low 1 month today… just for tpday…
Submitter-9:	wud do 61 if you agree…problem is not to quote too low to be deleted in the calculation process…??
Crazy these markets…..hope ur fine with the fixing
Trader-11:	yes it is perfect was paying a lot of 1m today glad it is out of the way am short 3m but want to rec 3s now

65.            Similarly, on October 23, 2008, the two spoke about moving DB’s CHF submissions to benefit Trader-11’s trading positions and revisited their discussions, in an electronic chat, about the optimal way to impact the fixing to benefit one’s trading positions:

Trader-11:	where do you see 1m libor today?
Submitter-9:	gd question lower again I will go again for 2.50 with a fix at 2.60-62

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Trader-11:	cam you put a very low 1 month please
Submitter-9:	sure wnatever suits u but to be honest lower than 2.50 wud mean we r off the calculation anyway so having no effect on the fix
Trader-11:	fine if we are off the calculation it is always better than we are in To get libor your way you always need to be off teh calculation
Submitter-9:	to show the direction i totally agree….but in case u have a refix i wud say its better to be in the calc on the low side
Trader-11:	no we had a chat with [Trader-3] about that and we do not think so Maybe he is wrong!!! If you are un menas you increase the libor no?
Submitter-9:	it depends what u expect all the other to quote….on the day of ur refix its better to be the lowest in the calc to bring libor down, no?

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But to make sure risk on the 1m libor today clearly on the downside, means coming more down to 2.50 area..maybe all the banks quoting unchgd high 1m libor yesterday might go down quite a lot today
Trader-11:	good
Submitter-9:	will go 38 in thw 1m fixing
Trader-11:	Thank you
E.	GBP LIBOR
66.            From at least 2005 through 2010, London-based pool traders employed by DBGS regularly made GBP LIBOR submissions that benefited trading positions in derivative products tied to GBP LIBOR.  These submissions by DB’s GBP pool traders benefited their own positions.  During this same period, DB’s GBP LIBOR submitters on occasion received requests from the bank’s GBP derivatives traders, including Trader-17 and Trader-18, who were employed by DBGS.

67.            During most of this period, responsibility for DB’s GBP LIBOR submission rested primarily with pool traders Trader-18 and Submitter-10, both of whom were employed by DBGS.  Over time, Trader-18’s job evolved from being in charge of a cash book into managing a sizeable

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derivatives book the profitability of which was based on products primarily tied to GBP LIBOR.  Also during this time and beginning in at least 2007, Trader-18 became Submitter-10’s supervisor.  Consequently, Submitter-10 knew Trader-18’s derivatives positions and had them in mind when setting DB’s GBP LIBORs and submitted rates that favored Trader-18’s derivatives positions.

IV.

DBGS’S ACCOUNTABILITY
68.            DBGS acknowledges that the wrongful acts taken by the participating employees in furtherance of the misconduct set forth above were within the scope of their employment at DBGS.  DBGS acknowledges that the participating employees intended, at least in part, to benefit DBGS through the actions described above.  DBGS acknowledges that due to this misconduct, DB branches or agencies in the United States, have been exposed to substantial financial risk, and partly as a result of the penalties imposed by this Plea Agreement and under agreements reached with other government authorities, has suffered actual financial loss.

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